                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            REPORT OF FOREIGN ISSUER


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                           For the month of April 2006


                              AETERNA ZENTARIS INC.
                   ------------------------------------------

                        1405, boul. du Parc-Technologique
                                 Quebec, Quebec
                                 Canada, G1P 4P5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                            Form 20-F        Form 40-F    X
                                      ------           ------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                                  Yes       No   X
                                      -----    -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                    -----

                                 DOCUMENTS INDEX


DOCUMENTS       DESCRIPTION
-----------     ----------------------------------------------------------------
1.              Material Contract dated December 8, 2005 entered into by the
                Corporation's wholly-owned subsidiary, Atrium Biotechnologies
                Inc., and the other parties thereto as named therein. Please note that certain sections have been redacted due to their competitively sensitive nature.

                                                               EXECUTION VERSION












                            STOCK PURCHASE AGREEMENT

                          dated as of December 8, 2005

                                  by and among

                           ATRIUM BIOTECH HOLDCO, INC.

                           ATRIUM BIOTECHNOLOGIES INC.

                             HVL PARENT INCORPORATED

                                       and

                THE SELLERS LISTED ON THE SIGNATURE PAGES HERETO

                               with respect to all
                          outstanding capital stock of

                             HVL PARENT INCORPORATED

                                TABLE OF CONTENTS

                  This Table of Contents is not part of the Agreement to which it is attached but is inserted for convenience only.

                                                                                                              Page
                                                                                                               NO.

ARTICLE I SALE OF SHARES AND CLOSING............................................................................1
         1.01     PURCHASE AND SALE.............................................................................1
         1.02     PURCHASE PRICE................................................................................1
         1.03     CLOSING; ESCROW...............................................................................2
         1.04     ALLOCATION OF PURCHASE PRICE..................................................................3
         1.05     LEGEND ON ATRIUM SHARES.......................................................................4
         1.06     FURTHER ASSURANCES; POST-CLOSING COOPERATION..................................................7
         1.07     INTEREST AND DIVIDENDS EARNED ON ESCROW AGREEMENTS............................................7

ARTICLE II REPRESENTATIONS AND WARRANTIES OF SELLERS............................................................8
         2.01     ORGANIZATION OF SELLER........................................................................8
         2.02     AUTHORITY.....................................................................................8
         2.03     CAPITAL STOCK.................................................................................9
         2.04     ACQUISITION OF ATRIUM STOCK...................................................................9
         2.05     NO CONFLICTS..................................................................................9
         2.06     GOVERNMENTAL APPROVALS AND FILINGS...........................................................10

ARTICLE III REPRESENTATIONS AND WARRANTIES OF CERTAIN SHAREHOLDERS.............................................10
         3.01     ORGANIZATION OF THE COMPANY..................................................................10
         3.02     CAPITAL STOCK................................................................................10
         3.03     SUBSIDIARIES.................................................................................11
         3.04     NO CONFLICTS.................................................................................11
         3.05     GOVERNMENTAL APPROVALS AND FILINGS...........................................................12
         3.06     BOOKS AND RECORDS............................................................................12
         3.07     FINANCIAL STATEMENTS.........................................................................12
         3.08     ABSENCE OF CHANGES...........................................................................13
         3.09     NO UNDISCLOSED LIABILITIES...................................................................15
         3.10     TAXES........................................................................................15
         3.11     LEGAL PROCEEDINGS............................................................................17
         3.12     COMPLIANCE WITH LAWS AND ORDERS..............................................................18
         3.13     BENEFIT PLANS; ERISA.........................................................................19
         3.14     REAL PROPERTY................................................................................21
         3.15     TANGIBLE PERSONAL PROPERTY; INVESTMENT ASSETS................................................22
         3.16     INTELLECTUAL PROPERTY RIGHTS.................................................................22
         3.17     CONTRACTS....................................................................................25
         3.18     LICENSES.....................................................................................27
         3.19     INSURANCE....................................................................................27

         3.20     AFFILIATE TRANSACTIONS.......................................................................28
         3.21     EMPLOYEES; LABOR RELATIONS...................................................................29
         3.22     ENVIRONMENTAL MATTERS........................................................................29
         3.23     SUBSTANTIAL CUSTOMERS AND SUPPLIERS..........................................................30
         3.24     BANK AND BROKERAGE ACCOUNTS; INVESTMENT ASSETS...............................................31
         3.25     NO POWERS OF ATTORNEY........................................................................31
         3.26     ACCOUNTS RECEIVABLE..........................................................................31
         3.27     INVENTORY....................................................................................31
         3.28     NO GUARANTEES................................................................................32
         3.29     REGULATORY MATTERS...........................................................................32
         3.30     BROKERS......................................................................................34
         3.31     DISCLAIMER...................................................................................34

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF ATRIUM AND PURCHASER..............................................35
         4.01     ORGANIZATION.................................................................................35
         4.02     AUTHORITY....................................................................................35
         4.03     NO CONFLICTS.................................................................................36
         4.04     GOVERNMENTAL APPROVALS AND FILINGS...........................................................36
         4.05     LEGAL PROCEEDINGS............................................................................36
         4.06     PURCHASE FOR INVESTMENT......................................................................37
         4.07     CAPITAL STOCK................................................................................37
         4.08     BROKERS......................................................................................37
         4.09     REPORTS......................................................................................37
         4.10     ABSENCE OF CHANGES...........................................................................38
         4.11     ABSENCE OF CANADIAN RESALE RESTRICTIONS......................................................38
         4.12     DISCLAIMER...................................................................................38

ARTICLE V COVENANTS OF SELLERS.................................................................................39
         5.01     BOOKS AND RECORDS............................................................................39
         5.02     NONSOLICITATION; NONCOMPETITION..............................................................39

ARTICLE VI COVENANTS OF PURCHASER, ATRIUM AND THE COMPANY......................................................42
         6.01     INDEMNIFICATION..............................................................................42
         6.02     COMPANY EMPLOYEE BENEFIT PLANS...............................................................43
         6.03     TRADING STATUS...............................................................................43

ARTICLE VII [INTENTIONALLY OMITTED]............................................................................44

ARTICLE VIII [INTENTIONALLY OMITTED]...........................................................................44

ARTICLE IX TAX MATTERS AND POST-CLOSING TAXES..................................................................44
         9.01     TAX FILINGS..................................................................................44
         9.02     TAX COOPERATION..............................................................................46
         9.03     TAX INDEMNIFICATION..........................................................................46
         9.04     TRANSFER TAXES...............................................................................47

         9.05     TAX SHARING AGREEMENT........................................................................47
         9.06     TAX TREATMENT OF INDEMNITY PAYMENT...........................................................47
         9.07     TAX AUDITS AND CONTESTS......................................................................47
         9.08     EXCLUSIVE REMEDY.............................................................................48

ARTICLE X HVL STOCK OPTIONS....................................................................................48
         10.01    OPTIONS......................................................................................48

ARTICLE XI SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS...................................49
         11.01    SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS............................49

ARTICLE XII INDEMNIFICATION....................................................................................49
         12.01    INDEMNIFICATION..............................................................................49
         12.02    METHOD OF ASSERTING CLAIMS...................................................................53
         12.03    COOPERATION..................................................................................57
         12.04    EXISTING THIRD PARTY CLAIMS..................................................................57

ARTICLE XIII [INTENTIONALLY OMITTED]...........................................................................58

ARTICLE XIV DEFINITIONS........................................................................................58
         14.01    DEFINITIONS..................................................................................58

ARTICLE XV MISCELLANEOUS.......................................................................................68
         15.01    NOTICES......................................................................................68
         15.02    ENTIRE AGREEMENT.............................................................................69
         15.03    EXPENSES.....................................................................................69
         15.04    PUBLIC ANNOUNCEMENTS.........................................................................70
         15.05    CONFIDENTIALITY..............................................................................70
         15.06    WAIVER.......................................................................................70
         15.07    AMENDMENT....................................................................................70
         15.08    NO THIRD PARTY BENEFICIARY...................................................................70
         15.09    NO ASSIGNMENT; BINDING EFFECT................................................................70
         15.10    RELEASE BY SELLERS...........................................................................71
         15.11    HEADINGS.....................................................................................71
         15.12    JURISDICTION.................................................................................71
         15.13    INVALID PROVISIONS...........................................................................71
         15.14    GOVERNING LAW................................................................................71
         15.15    COUNTERPARTS.................................................................................72
         15.16    SEVERAL OBLIGATIONS..........................................................................72
         15.17    THE SELLERS' REPRESENTATIVE..................................................................72

                                               EXHIBITS

         EXHIBIT A                  Cash Escrow Agreement
         EXHIBIT B-1                Employment Agreement for L. Douglas Lioon
         EXHIBIT B-2                Employment Agreement for Jeffrey D. Lioon
         EXHIBIT C-1                Option Termination Agreement (cash only)
         EXHIBIT C-2                Option Termination Agreement (cash and stock)
         EXHIBIT D                  Secretary's Certificate of Certain Sellers
         EXHIBIT E-1                Opinion of Goodwin Procter LP, counsel to the Company
         EXHIBIT E-2                Opinion of Dapper, Baldasare, Benson, Behling & Kane, P.C.,
                                    counsel to the Company
         EXHIBIT F-1                Opinion of Milbank, Tweed, Hadley & McCloy LLP, Counsel to
                                    Purchaser and Atrium
         EXHIBIT F-2                Opinion of Heenan Blaikie LLP, counsel to Atrium
         EXHIBIT G-1                Secretary's Certificate of Purchaser
         EXHIBIT G-2                Secretary's Certificate of Atrium

         ANNEX 1                    Purchase Price Allocation Among Sellers and Company Stock
                                    Option Holders
         ANNEX 2                    Individuals Included in Definition of "Knowledge"
         ANNEX 3                    Certain Products
         ANNEX 4                    Share Percentage Among T.A. Shareholders and Lioon
                                    Shareholders for Certain Indemnities
         ANNEX 5                    Share Percentage Among Sellers

                  This STOCK PURCHASE AGREEMENT dated as of December 8, 2005 is made and entered into by and among Atrium Biotechnologies Inc., a Canadian corporation ("ATRIUM"), Atrium Biotech Holdco, Inc., a Delaware corporation and a wholly-owned subsidiary of Atrium ("PURCHASER"), HVL Parent Incorporated, a Delaware corporation (the "COMPANY"), and the selling shareholders listed on the signature pages hereto (each individually, a "SELLER" and collectively, the "SELLERS"). Capitalized terms not otherwise defined herein have the meanings set forth in SECTION 14.01.

                  WHEREAS, Sellers collectively own (i) 344.744 shares of Series A Preferred Stock, par value $0.01 per share, of the Company, (ii) 38.456 shares of Series B Preferred Stock, par value $0.01 per share, of the Company, (iii) 164,103 shares of Class A Common Stock, par value $0.01 per share, of the Company and (iv) 5,000,000 shares of Common Stock, par value $0.01 per share, of the Company, collectively constituting all issued and outstanding shares of capital stock of the Company (such shares described in clauses (i) through (iv) being referred to collectively herein as the "SHARES"); and

                  WHEREAS, Sellers desire to sell, and Purchaser desires to purchase, the Shares on the terms and subject to the conditions set forth in this Agreement;

                  NOW, THEREFORE, in consideration of the mutual covenants and agreements set forth in this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                   ARTICLE I

                           SALE OF SHARES AND CLOSING

                  1.01 PURCHASE AND SALE. Each Seller agrees to sell to Purchaser, and Purchaser agrees to purchase from such Seller, all of the right, title and interest of such Seller in and to the Shares owned by such Seller at the Closing on the terms and subject to the conditions set forth in this Agreement.

                  1.02 PURCHASE PRICE. The aggregate purchase price for the Shares, the covenant of the Sellers contained in SECTION 5.2, and the cancellation of the Company Stock Options is $85,090,580 (the "PURCHASE PRICE"), payable as follows:

                  (a) the amount of the Purchase Price payable to each of the T.A. Shareholders is set forth opposite their names on ANNEX 1 hereto and shall be paid 100% in cash; and

                  (b) the amount of the Purchase Price payable to each of the Lioon Shareholders, each of the Management Shareholders and each of the Company Stock Option holders is set forth opposite their names on ANNEX 1 hereto.

The portion of the Purchase Price payable to Sellers in cash pursuant to this
SECTION 1.02 is referred to herein as the "CASH Payment" and the portion of the Purchase Price payable to certain of the Lioon Shareholders, Management Shareholders and Company Stock Option holders in Atrium Shares pursuant to this
SECTION 1.02 is referred to herein as the "SHARE PAYMENT."

                  1.03 CLOSING; ESCROW.

                  (a) The Closing will take place at the offices of Milbank, Tweed, Hadley & McCloy LLP, 1 Chase Manhattan Plaza, New York, New York 10005-1413, or at such other place as Purchaser and Sellers mutually agree, at 10:00 A.M. local time, on the Closing Date. At the Closing, Purchaser will pay the Purchase Price by (a) paying the Cash Payment by wire transfer of immediately available funds to such account(s) as Sellers' Representative may reasonably direct by written notice delivered to Purchaser at least two (2) Business Days before the Closing Date, PROVIDED that $7,000,000 of the Purchase Price payable to the T.A. Shareholders and the Lioon Shareholders (the "ESCROW FUND") shall be delivered by Purchaser by wire transfer of immediately available funds to Wachovia Bank, N.A. Corporate Trust, as escrow agent (the "ESCROW AGENT") under an escrow agreement to be entered into on the Closing Date by Sellers' Representative, Atrium, Purchaser and the Escrow Agent substantially in the form of Exhibit A hereto (the "CASH ESCROW AGREEMENT"); and (b) delivering to certain of the Lioon Shareholders, Management Shareholders and Company Stock Option holders certificates representing the Share Payment in the names and amounts set forth on ANNEX 1 hereto. Simultaneously, each Seller will assign and transfer to Purchaser all of such Seller's right, title and interest in and to the Shares owned by such Seller by delivering to Purchaser a certificate or certificates representing such Shares, in genuine and unaltered form.

                  (b) Sellers shall deliver to Purchaser the following items on or before the Closing Date:

                  (i) executed Cash Escrow Agreement substantially in the same form as EXHIBIT A;

                  (ii) executed employment agreements with each of L. Douglas Lioon and Jeffrey D. Lioon in the same form as EXHIBITS B-1 and B-2 hereto;

                  (iii) for each holder of a Company Stock Option, an executed
                        Option Termination Agreement substantially in the same form as EXHIBITS C-1 and C-2;

                  (iv) with respect to each Seller that is an entity, a certificate, dated the Closing Date and executed by the Secretary or any Assistant Secretary of such Seller (or such Person performing such duties), in the form and to the effect of EXHIBIT D hereto;

                  (v) all third party consents (or in lieu thereof waivers) listed in SECTION 1.03(b) OF THE DISCLOSURE SCHEDULE;

                  (vi) written resignations of each member of the boards of directors and each officer of the Company and the Subsidiaries;

                  (vii) the opinions of Goodwin Procter LLP, counsel to the
                        Company, dated the Closing Date, substantially in the form and to the effect of EXHIBIT E-1 hereto, and Dapper, Baldasare, Benson, Behling & Kane, P.C., counsel to the Company, dated the Closing Date, substantially in the form and to the effect of EXHIBIT E-2 hereto;

                 (viii) written undertaking by KPMG LLP, the independent
                        auditors of the Company and its consolidated subsidiaries to provide its written consent as soon as possible after the Closing Date to the inclusion of the audited consolidated financial statements of the Company and its consolidated subsidiaries for the years 2002, 2003 and 2004 and related reports by Atrium in any reports that Atrium files under federal and provincial securities Laws in Canada; and

                  (ix) the minute books and other similar records of the Company and the Subsidiaries, and the stock transfer ledgers and other similar records of the Company and the Subsidiaries.

                  (c) Purchasers and Atrium shall deliver to Sellers the following items on or before the Closing Date:

                  (i) the opinions of Milbank, Tweed, Hadley & McCloy LLP, special U.S. counsel to Atrium, dated the Closing Date, substantially in the form and to the effect of EXHIBIT F-1 hereto and Heenan Blaikie LLP, counsel to Atrium, dated the Closing Date, substantially in the form and to the effect of EXHIBIT F-2 hereto;

                  (ii) for Atrium and Purchaser certificates, dated the Closing Date and executed by the Secretary or any Assistant Secretary of such Atrium and Purchaser (or such Person performing such duties), substantially in the forms and to the effect of EXHIBIT G-1 and G-2 hereto; and

                  (iii) certified irrevocable instructions to Atrium's transfer agent to deliver the certificates representing the Atrium Shares as soon as possible following the Closing Date.

                  1.04 ALLOCATION OF PURCHASE PRICE. For U.S. federal, state and local income tax purposes, the Purchase Price shall be allocated as follows: (i) $10,000 of the Purchase Price shall be allocable to, and deemed to be consideration of, the covenant of the Sellers contained in SECTION 5.02 and (ii) the remainder of the Purchase Price shall be allocable to, and deemed to be consideration of, the Shares and the cancellation of the Company Stock Options. The Sellers, the Company and Atrium agree to report an allocation of the Purchase Price among the covenant of the Sellers contained in SECTION 5.02 and the Shares in a manner entirely consistent with the allocation described in the preceding sentence, and agree to act in accordance with such allocation in the preparation and filing of all Tax Returns and in the course of any Tax audit, Tax review or Tax litigation relating thereto.

                  1.05 LEGEND ON ATRIUM SHARES.

                  (a) Each certificate for Atrium Shares issued as the Share Payment shall bear the following legends:

         "THE SECURITIES REPRESENTED HEREBY HAVE NOT BEEN REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, (THE "SECURITIES ACT"), AND MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF UNLESS (A) REGISTERED WITH THE SECURITIES AND EXCHANGE COMMISSION OF THE UNITED STATES AND THE SECURITIES REGULATORY AUTHORITIES OF APPLICABLE STATES,
         (B) AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE OR (C) THE SECURITIES ACT AND THE SECURITIES LAWS OF THE STATES ARE NOT APPLICABLE TO SUCH OFFERING, SALE, TRANSFER OR DISPOSAL. THE SECURITIES REPRESENTED HEREBY MAY BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF IN CANADA IN ACCORDANCE WITH APPLICABLE PROVINCIAL SECURITIES LAWS. A NEW CERTIFICATE, WITH THE ABOVE LEGEND REMOVED, DELIVERY OF WHICH WILL CONSTITUTE "GOOD DELIVERY", MAY BE OBTAINED FROM NATIONAL BANK TRUST INC. ON AND AFTER APRIL 9, 2006 UPON DELIVERY OF THIS CERTIFICATE AND A JOINT WRITTEN INSTRUCTION OF THE TRANSFEREE AND ATRIUM BIOTECHNOLOGIES INC."

         "UNLESS PERMITTED UNDER CANADIAN SECURITIES LEGISLATION, THE HOLDER OF THIS SECURITY MUST NOT TRADE THE SECURITY BEFORE APRIL 9, 2006."

         "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE LISTED ON THE TORONTO STOCK EXCHANGE ("TSX"); HOWEVER, THE SAID SECURITIES CANNOT BE TRADED THROUGH THE FACILITIES OF TSX SINCE THEY ARE NOT FREELY TRANSFERABLE, AND CONSEQUENTLY ANY CERTIFICATE REPRESENTING SUCH SECURITIES IS NOT `GOOD DELIVERY' IN SETTLEMENT OF TRANSACTIONS ON TSX."

         The legends will be removed on and after April 9, 2006 upon delivery by the Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be, of the certificate for Atrium Shares and a joint written instruction to Atrium's transfer agent from Atrium and such Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be. Atrium shall cooperate in good faith with the Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be, to deliver such joint written instruction promptly upon request by such Lioon Shareholder, Management Shareholder or Company Stock Option holder or respective transferee.

                  (b) The Atrium Shares issued as the Share Payment also shall bear the following legend:

         "THE TRANSFERABILITY OF THIS CERTIFICATE AND THE SHARES OF STOCK REPRESENTED HEREBY ARE SUBJECT TO THE TERMS AND CONDITIONS CONTAINED IN THE STOCK PURCHASE AGREEMENT DATED DECEMBER 8, 2005 ENTERED INTO BETWEEN ATRIUM BIOTECHNOLOGIES INC., ATRIUM BIOTECH HOLDCO, INC. HVL PARENT INCORPORATED AND SELLERS LISTED ON THE SIGNATURE PAGES THERETO (THE "AGREEMENT"). COPIES OF THE AGREEMENT ARE ON FILE IN THE OFFICE OF THE SECRETARY OF ATRIUM BIOTECHNOLOGIES INC., 1405, BOUL. DU PARC-TECHNOLOGIQUE, QUEBEC, QUEBEC CANADA G1P ?P5. ATRIUM BIOTECHNOLOGIES INC. WILL FURNISH TO THE RECORDHOLDER OF THE CERTIFICATE, WITHOUT CHARGE AND UPON WRITTEN REQUEST AT ITS PRINCIPAL PLACE OF BUSINESS, A COPY OF THE AGREEMENT. THE SHARES REPRESENTED BY THIS CERTIFICATE SHALL NOT BE SOLD, ASSIGNED, TRANSFERRED, PLEDGED, ENCUMBERED, HYPOTHECATED OR OTHERWISE DISPOSED OF BY THE RECORD HOLDER TO ANOTHER PERSON PRIOR TO DECEMBER 8, 200[6][7][8], UNLESS SPECIFICALLY PERMITTED PURSUANT TO THE TERMS OF THE AGREEMENT. ATRIUM BIOTECHNOLOGIES INC. RESERVES THE RIGHT TO REFUSE TO RECORD THE TRANSFER OF THIS CERTIFICATE UNTIL ALL SUCH RESTRICTIONS ARE SATISFIED, ALL SUCH TERMS ARE COMPLIED WITH AND ALL SUCH CONDITIONS ARE SATISFIED."

The Atrium Shares issued to each Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall not be sold, assigned, transferred, pledged, encumbered, hypothecated or otherwise disposed of by the holder thereof prior to the following dates:

      (i) One-third (1/3) of the Atrium Shares issued to each such Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall be released from the restrictions in this paragraph (b) on the first anniversary of the Closing Date;

      (ii) One-third (1/3) of the Atrium Shares issued to each such Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall be released from the restrictions in this paragraph (b) on the second anniversary of the Closing Date; and

      (iii) the final one-third (1/3) of the Atrium Shares issued to each such Lioon Shareholder, Management Shareholder and Company Stock Option holder as the Share Payment shall be released from the restrictions in this paragraph (b) on the third anniversary of the Closing Date.

Notwithstanding the foregoing, the restrictions in this paragraph (b) shall terminate (i) as to all Atrium Shares issued as the Share Payment upon a business combination between Atrium and an unrelated third party (whether by merger, consolidation, tender offer, sale of substantially all of Atrium's stock assets) and (ii) as to all Atrium Shares issued as the Share Payment to a Lioon Shareholder, Management Shareholder or Company Stock Option holder who is an employee of the Company or any of its Subsidiaries, upon the death, disability or termination by the Company or such Subsidiary without "cause" of such employee or the termination by such employee for "good reason" (as defined below). With respect to clause (ii) of the foregoing sentence, in the event that
(x) L. Douglas Lioon is the employee at issue, the Atrium Shares issued as the Share Payment to Malliouhanna Associates L.P. shall also be released from the restrictions in this paragraph (b) at the time the Atrium Shares held by L. Douglas Lioon are so released; and (y) Jeffrey D. Lioon is the employee at issue, the Atrium Shares issued as the Share Payment to the Jeffrey D. Lioon Revocable Trust and Lexington Drive Associates L.P. shall also be released from the restrictions in this paragraph (b) at the time the Atrium Shares held by Jeffrey D. Lioon are so released. Atrium shall cooperate in good faith with the Lioon Shareholder, Management Shareholder or Company Stock Option holder or their respective transferee, as the case may be, to deliver a written notice to Atrium's transfer agent promptly upon the happening of an event described above informing the transfer agent that such restrictions are to be released and instructing the transfer agent to remove the above legend from the applicable share certificate(s). For purposes of this SECTION 1.05(B), "cause" and "good reason" shall have the meanings given to them in the employment agreement between such employee and the Company or any of its Subsidiaries, or if no such employment agreement exists at such time, then (A) "CAUSE" shall mean any of the following events has occurred: (1) the employee's continual or deliberate neglect of the performance of his material duties, including the failure to follow any lawful directive of the applicable board of directors or the president of the Company which is substantially consistent with the employee's duties and responsibilities (PROVIDED that employee has failed to cure the same within ten (10) Business Days after written notice thereof from the Company);
(2) the employee's failure to devote substantially all of his working time to the business of the Company and its Subsidiaries or Affiliated companies (PROVIDED that employee has failed to cure the same within ten (10) Business Days after written notice thereof from the Company); (3) the employee's engagement in misconduct in connection with the performance of any of his duties, including, without limitation, the misappropriation of funds or securing or attempting to secure personally any profit in connection with any transaction entered into on behalf of the Company or its Subsidiaries or Affiliated companies; (4) the employee's material breach of any confidentiality or non-disclosure agreements with the Company, or any violation, in any material respect, of any policy of the Company that is generally applicable to employees or executive employees of the Company (provided that employee has failed to cure the same within ten (10) Business Days after written notice thereof from the Company); (5) the employee's active disloyalty to the Company, including, without limitation, willfully aiding a competitor or improperly disclosing material confidential information; or (6) the employee's engaging in conduct that is reasonably likely to result in material injury to the reputation of the Company including conviction of, or entry of a plea of nolo contendere to, a felony or any crime involving fraud or embezzlement under federal, state or local Laws; and (B) "GOOD REASON" shall mean, without the employee's written consent, (1) the assignment to the employee of any duties and responsibilities which are materially inconsistent with the employee's historical duties and responsibilities; or (2) requiring the employee to perform his primary duties at a location more than thirty-five (35) miles away from the location at which the employee currently serves, PROVIDED that good reason shall not exist unless the Company shall have failed to cure any of the conditions described above within ten (10) Business Days of written notice from the employee, which such notice being required to be given within ten (10) Business Days of the occurrence of such condition).

                  1.06 FURTHER ASSURANCES; POST-CLOSING COOPERATION. At any time or from time to time after the Closing, each Seller shall execute and deliver to Purchaser such other documents and instruments, provide such materials and information and take such other actions as Purchaser may reasonably request more effectively to vest title to the Shares owned and conveyed by such Seller in Purchaser and, to the full extent permitted by Law, to put Purchaser in actual possession and control of the Shares, and otherwise to cause such Seller to fulfill its obligations under this Agreement and the Operative Agreements to which it is a party.

                  (a) Following the Closing, each party will afford the other party, its counsel and its accountants, during normal business hours, reasonable access to the books, records and other data relating to the Business or Condition of the Company in its possession with respect to periods prior to the Closing and the right to make copies and extracts therefrom, to the extent that such access may be reasonably required by the requesting party in connection with (i) the preparation of Tax Returns, (ii) the determination or enforcement of rights and obligations under this Agreement, (iii) compliance with the requirements of any Governmental or Regulatory Authority, (iv) the determination or enforcement of the rights and obligations of any party to this Agreement or any of the Operative Agreements or (v) in connection with any actual or threatened Action or Proceeding. Further, each party agrees for a period extending six (6) years after the Closing Date not to destroy or otherwise dispose of any such books, records and other data unless such party shall first offer in writing to surrender such books, records and other data to the other party and such other party shall not agree in writing to take possession thereof during the ten (10) day period after such offer is made.

                  (b) If, in order to properly prepare its Tax Returns, other documents or reports required to be filed with Governmental or Regulatory Authorities or its financial statements or to fulfill its obligations hereunder, it is necessary that a party be furnished with additional information, documents or records relating to the Business or Condition of the Company not referred to in paragraph (a) above, and such information, documents or records are in the possession or control of the other party, such other party shall use its best efforts to furnish or make available such information, documents or records (or copies thereof) at the recipient's request, cost and expense. Any information obtained by any Seller in accordance with this paragraph (b) shall be held confidential by such Seller in accordance with SECTION 15.05.

                  (c) Notwithstanding anything to the contrary contained in this
SECTION 1.06, if the parties are in an adversarial relationship in litigation or arbitration, the furnishing of information, documents or records in accordance with any provision of this SECTION 1.06 shall be subject to applicable rules relating to discovery.

                  1.07 INTEREST AND DIVIDENDS EARNED ON ESCROW AGREEMENTS. For federal income tax purposes, any payment to an escrow account pursuant to the Cash Escrow Agreement is intended to be a payment under the installment sales rules of Code section
Section 453, will be treated by all of the parties hereto as deferred Purchase Price, and will be subject to imputation of interest under Section 483 or
Section 1274 of the Code.; PROVIDED, HOWEVER, that consistent with the foregoing, for all relevant tax purposes, the parties shall treat Purchaser as the owner of any amounts that Purchaser transfers to the escrow pursuant to the Cash Escrow Agreement. To the extent permitted under applicable Law, any items of income earned on such escrow accounts will be included in the gross income of Sellers. The Escrow Agent shall report any income related to the escrow accounts to Sellers on Form 1099; PROVIDED that, in no event shall the investment earnings on the escrow accounts actually distributed to Sellers exceed an annualized yield of twelve percent (12%). To the extent the investment income on the escrow accounts exceeds such amount, upon release of any funds from the Escrow Fund the amount representing such excess will be paid to the Company. The parties hereto agree to use their best efforts to cause the Escrow Agent to report any income related to the escrow accounts to the Sellers on Form 1099.

                                   ARTICLE II

                    REPRESENTATIONS AND WARRANTIES OF SELLERS

                  Each Seller severally (and not jointly, and subject to SECTION 15.16) hereby represents and warrants, as to itself, to Purchaser as follows:

                  2.01 ORGANIZATION OF SELLER. To the extent such Seller is an entity, such Seller is (a) duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization and (b) has full power and authority under its certificate of formation, bylaws, operating agreements, governing agreements or similar charter and governing documents to execute and deliver this Agreement and the Operative Agreements to which it is a party and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including without limitation to own, hold, sell and transfer (pursuant to this Agreement) the Shares. To the extent such Seller is an individual, such Seller has full power and authority to execute and deliver this Agreement and the Operative Agreements to which it is a party and to perform his obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, including without limitation to own, hold, sell and transfer (pursuant to this Agreement) the Shares.

                  2.02 AUTHORITY. The execution and delivery by such Seller of this Agreement and the Operative Agreements to which it is a party, and the performance by such Seller of its obligations hereunder and thereunder, have been duly and validly authorized by such Seller. This Agreement has been duly and validly executed and delivered by such Seller and constitutes, and upon the execution and delivery by such Seller of the Operative Agreements to which it is a party, such Operative Agreements will constitute legal, valid and binding obligations of such Seller enforceable against such Seller in accordance with their terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity).

                  2.03 CAPITAL STOCK. Such Seller is the record and beneficial owner of the Shares owned by it, free and clear of all Liens and will transfer and deliver to Purchaser at Closing valid title to the Shares owned by it free and clear of all Liens, other than those Liens, if any, created by Purchaser.

                  2.04 ACQUISITION OF ATRIUM STOCK

                  (a) With respect to each Seller receiving Atrium Shares pursuant to SECTION 1.03(b), such Seller is acquiring Atrium Shares at Closing as the Share Payment for his or its own account for investment, and not with a view to, or for resale in connection with any distribution thereof within the meaning of the Securities Act. Such Seller acknowledges that the issuance of the Atrium Shares as the Share Payment will not be registered under the Securities Act or any state securities or blue sky Law, on the grounds that the offering and sale of the Atrium Shares are exempt from registration pursuant to exceptions available under such Laws, and that Purchaser's reliance upon such exemptions is predicated upon such Sellers' representations set forth in this Agreement. Such Seller acknowledges and understands that for purposes of United States Federal and state securities Laws, such shares must be held for an indefinite period of time unless they are subsequently registered under the Securities Act and/or applicable state securities or blue sky Laws or an exemption from such registration is available.

                  (b) Such Seller is an "accredited investor" within the meaning of Rule 501(a) of Regulation D promulgated under the Securities Act.

                  (c) With respect to each Seller receiving Atrium Shares pursuant to SECTION 1.03(b), such Seller acknowledges that the Atrium Shares will be subject to restrictions on resale for a period of four (4) months and one (1) day from the Closing Date under Canadian securities legislation and that the certificates representing the Atrium Shares will bear a legend to that effect, as required by Canadian securities legislation. Such Seller acknowledges that the Atrium Shares will be issued pursuant to a registration and prospectus exemption under Canadian securities legislation and that such Seller will not have certain civil recourse against Atrium that would be available under Canadian securities legislation in the case of a distribution of shares pursuant to a prospectus.

                  2.05 NO CONFLICTS. The execution and delivery by Seller of this Agreement does not, and the execution and delivery by such Seller of the Operative Agreements to which it is a party, the performance by such Seller of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby do not:

                  (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the certificate of formation, bylaws, operating agreements, governing agreements, or similar charter or governing documents of such Seller;

                  (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in SECTION 2.05 OF THE DISCLOSURE SCHEDULE, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to such

Seller or any of its Assets and Properties, other than those violations or breaches that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect; or

                  (c) except as disclosed in SECTION 2.05 OF THE DISCLOSURE SCHEDULE, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under,
(iii) require said Seller to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of,
(iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under or (vi) result in the creation or imposition of any Lien upon such Seller or any of its respective Assets and Properties under, any Contract or License to which such Seller is a party or by which any of its respective Assets and Properties is bound.

                  2.06 GOVERNMENTAL APPROVALS AND FILINGS. Except as disclosed in SECTION 2.06 OF THE DISCLOSURE SCHEDULE, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of such Seller is required in connection with the execution, delivery and performance of this Agreement or the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

                                  ARTICLE III

             REPRESENTATIONS AND WARRANTIES OF CERTAIN SHAREHOLDERS

                  Each of the Lioon Shareholders and the T.A. Shareholders severally (and not jointly, and subject to SECTION 15.16) hereby represents and warrants to Purchaser as follows:

                  3.01 ORGANIZATION OF THE COMPANY. The Company is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware, and has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. SECTION 3.01 OF THE DISCLOSURE SCHEDULE lists all lines of business in which the Company is participating or engaged. The Company is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in SECTION 3.01 OF THE DISCLOSURE SCHEDULE, which are the only jurisdictions in which the ownership, use or leasing of its Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except where the failure by the Company and the Subsidiaries to be so qualified, licensed or admitted and in good standing would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The name of each director and officer of the Company on the date hereof, and the position with the Company held by each, are listed in
SECTION 3.01 OF THE DISCLOSURE SCHEDULE. Sellers have prior to the execution of this Agreement delivered to Purchaser true and complete copies of the certificate of incorporation and bylaws of the Company as in effect on the date hereof.

                  3.02 CAPITAL STOCK. The authorized, issued and outstanding capital stock of the Company is as set forth on SECTION 3.02(I) OF THE DISCLOSURE SCHEDULE. The Shares are the only capital stock of the Company that are issued and outstanding. The Shares are duly authorized, validly issued, outstanding, fully paid and nonassessable. Except for this Agreement and as disclosed in SECTION 3.02(ii) OF THE DISCLOSURE SCHEDULE, there are no outstanding Options with respect to the Company.

                  3.03 SUBSIDIARIES. SECTION 3.03 OF THE DISCLOSURE SCHEDULE lists the name of each Subsidiary and all lines of business in which each Subsidiary is participating or engaged. Each domestic Subsidiary is a corporation duly organized, validly existing and in good standing under the Laws of its jurisdiction of incorporation identified in SECTION 3.03 OF THE DISCLOSURE SCHEDULE, and Douglas Laboratories Europe B.V. is a company duly organized and validly existing under the Laws of the Netherlands. Each Subsidiary has full corporate power and authority to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties. Each Subsidiary is duly qualified, licensed or admitted to do business and is in good standing in those jurisdictions specified in SECTION 3.03 OF THE DISCLOSURE SCHEDULE, which are the only jurisdictions in which the ownership, use or leasing of such Subsidiary's Assets and Properties, or the conduct or nature of its business, makes such qualification, licensing or admission necessary, except for those jurisdictions in which the failure by such Subsidiary to be so qualified, licensed or admitted and in good standing would not reasonably be likely to have, individually or in the aggregate, a Material Adverse Effect.
SECTION 3.03 OF THE DISCLOSURE SCHEDULE lists for each Subsidiary the amount of its authorized capital stock, the amount of its outstanding capital stock and the record owners of such outstanding capital stock. Except as disclosed in
SECTION 3.03 OF THE DISCLOSURE SCHEDULE, all of the outstanding shares of capital stock of each Subsidiary have been duly authorized and validly issued, are fully paid and nonassessable, and are owned, beneficially and of record, by the Company or Subsidiaries wholly owned by the Company free and clear of all Liens. Except as disclosed in SECTION 3.03 OF THE DISCLOSURE SCHEDULE, there are no outstanding Options with respect to any Subsidiary. The name of each director and officer of each Subsidiary on the date hereof, and the position with such Subsidiary held by each, are listed in SECTION 3.03 OF THE DISCLOSURE SCHEDULE. Seller has prior to the execution of this Agreement delivered to Purchaser true and complete copies of the articles of incorporation and bylaws (or other comparable corporate charter documents) of each of the Subsidiaries as in effect on the date hereof.

                  3.04 NO CONFLICTS. The execution and delivery by the Company of this Agreement does not, and the execution and delivery by the Company of the Operative Agreements to which it is a party, the performance by the Company of its obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby does not:

                  (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws (or other comparable corporate charter documents) of the Company or any Subsidiary;

                  (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in SECTION 3.05 OF THE DISCLOSURE SCHEDULE, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to the Company or any Subsidiary or any of their respective Assets and Properties; or

                  (c) except as disclosed in SECTION 3.04 OF THE DISCLOSURE SCHEDULE, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under,
(iii) require the Company or any Subsidiary to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to,
(v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon the Company or any Subsidiary or any of their respective Assets and Properties under, any Contract or License to which the Company or any Subsidiary is a party or by which any of their respective Assets and Properties is bound, other than those violations, breaches, defaults, consents, approvals, actions, filings, notices, rights of termination, cancellation, acceleration, modifications or Liens that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  3.05 GOVERNMENTAL APPROVALS AND FILINGS. Except as disclosed in SECTION 3.05 OF THE DISCLOSURE SCHEDULE, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of the Company or any Subsidiary is required in connection with the execution, delivery and performance of this Agreement or any of the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby, except for any immaterial consents, approvals, actions, filings or notices.

                  3.06 BOOKS AND RECORDS. The minute books and other similar records of the Company and the Subsidiaries as made available to Purchaser prior to the execution of this Agreement contain a true and complete record, in all material respects, of all action taken at all meetings and by all written consents in lieu of meetings of the stockholders, the boards of directors and committees of the boards of directors of the Company and the Subsidiaries. The stock transfer ledgers and other similar records of the Company and the Subsidiaries as made available to Purchaser prior to the execution of this Agreement accurately reflect all record transfers prior to the execution of this Agreement in the capital stock of the Company and the Subsidiaries. Except as set forth in SECTION 3.06 OF THE DISCLOSURE SCHEDULE, neither the Company nor any Subsidiary has any of its Books and Records recorded, stored, maintained, operated or otherwise wholly or partly dependent upon or held by any means (including any electronic, mechanical or photographic process, whether computerized or not) which (including all means of access thereto and therefrom) are not under the exclusive ownership and direct control of the Company or a Subsidiary.

                  3.07 FINANCIAL STATEMENTS. Prior to the execution of this Agreement, Sellers have delivered to Purchaser true and complete copies of the following Financial Statements:

                  (a) the audited consolidated balance sheets of the Company as of September 30, 2002, 2003 and 2004, and the related audited consolidated statements of operations, stockholders' equity and cash flows for each of the fiscal years then ended, together with a true and correct copy of the report on such audited information by KPMG LLP, and all letters from such accountants with respect to the results of such audits; and

                  (b) the unaudited consolidated balance sheets of the Company as of September 30, 2005 and the related unaudited consolidated statements of operations, stockholders' equity and cash flows for the portion of the fiscal year then ended.

Except as set forth in the notes thereto and as disclosed in SECTION 3.07 OF THE DISCLOSURE SCHEDULE, all such Financial Statements (i) were prepared in accordance with GAAP (subject to normal year-end adjustments in the case of unaudited interim Financial Statements which adjustments, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect),
(ii) fairly present, in all material respects, the consolidated financial condition and results of operations of the Company and its consolidated Subsidiaries as of the respective dates thereof and for the respective periods covered thereby (subject to normal year-end adjustments in the case of unaudited interim Financial Statements which adjustments, individually or in the aggregate, would not be reasonably likely to have a Material Adverse Effect) and
(iii) were compiled from the Books and Records of the Company and the Subsidiaries. The Company and the Subsidiaries have maintained their respective Books and Records in a manner sufficient to permit the preparation of Financial Statements in accordance with GAAP. Except for those Subsidiaries listed in
SECTION 3.07 OF THE DISCLOSURE SCHEDULE, the financial condition and results of operations of each Subsidiary are, and for all periods referred to in this
SECTION 3.07 have been, consolidated with those of the Company.

                  3.08 ABSENCE OF CHANGES. Except for the execution and delivery of this Agreement and the transactions to take place pursuant hereto on or prior to the Closing Date, since the Audited Financial Statement Date there has not been any event, occurrence, development or facts which, individually or together with other such events, occurrences, developments or facts, has had or would be reasonably likely to have a Material Adverse Effect. Without limiting the foregoing, except as disclosed in SECTION 3.08 OF THE DISCLOSURE SCHEDULE, there has not occurred between the Audited Financial Statement Date and the date of this Agreement:

                  (a) any declaration, setting aside or payment of any dividend or other distribution in respect of the capital stock of the Company or any Subsidiary, or any direct or indirect redemption, purchase or other acquisition by the Company or any Subsidiary of any such capital stock of or any Option with respect to the Company or any Subsidiary;

                  (b) other than as contemplated in ARTICLE X, any authorization, issuance, sale or other disposition by the Company or any Subsidiary of any shares of capital stock of or Option with respect to the Company or any Subsidiary, or any material modification or amendment of any right of any holder of any outstanding shares of capital stock of or Option with respect to the Company or any Subsidiary, with the exception of the acceleration of certain Options pursuant to their terms as described in SECTION 3.08 OF THE DISCLOSURE SCHEDULE;

                  (c) (i) any increase in the salary, wages or other compensation of any officer, employee or consultant of the Company or any Subsidiary excluding any increase of less than $5,000 made in the ordinary course of business consistent with past practice, (ii) any establishment or modification of (A) targets, goals, pools or similar provisions in respect of any fiscal year under any Benefit Plan, employment-related Contract or other employee compensation arrangement or (B) salary ranges, increase guidelines or similar provisions in respect of any Benefit Plan, employment-related Contract or other employee compensation arrangement, in each case other than in the ordinary course of business consistent with past practice, (iii) any grant of severance or termination pay to any current or former director, officer, employee or consultant of the Company or any Subsidiary or (iv) any adoption, entering into or becoming bound by any Benefit Plan, employment-related Contract or collective bargaining agreement, or amendment, modification or termination (partial or complete) of any Benefit Plan, employment-related Contract or collective bargaining agreement, except to the extent required by applicable Law;

                  (d) (i) any incurrence by the Company or any Subsidiary of Indebtedness in an aggregate principal amount exceeding $100,000 (net of any amounts discharged during such period); or (ii) any voluntary purchase, cancellation, prepayment or complete or partial discharge in advance of a scheduled payment date with respect to, or waiver of any right of the Company or any Subsidiary under, any Indebtedness of or owing to the Company or any Subsidiary which exceeds $10,000 on an individual basis or $100,000 on an aggregate basis;

                  (e) any physical damage, destruction or other casualty Loss (whether or not covered by insurance) affecting any of the plant, real or personal property or equipment of the Company or any Subsidiary in an aggregate amount exceeding $25,000;

                  (f) any material change in (x) any pricing, investment, accounting, financial reporting, inventory, credit, allowance or Tax practice or policy of the Company or any Subsidiary, or (y) any method of calculating any bad debt, contingency or other reserve of the Company or any Subsidiary for accounting, financial reporting or Tax purposes, or any change in the fiscal year of the Company or any Subsidiary;

                  (g) any write-off or write-down of or any determination to write off or write down any of the Assets and Properties of the Company or any Subsidiary in an aggregate amount exceeding $25,000;

                  (h) any acquisition or disposition of, or incurrence of a Lien (other than a Permitted Lien) on, any Assets and Properties of the Company or any Subsidiary, other than in the ordinary course of business consistent with past practice;

                  (i) any (x) amendment of the certificate or articles of incorporation or by-Laws (or other comparable corporate charter documents) of the Company or any Subsidiary, (y) recapitalization, reorganization, liquidation or dissolution of the Company or any Subsidiary or (z) merger or other business combination involving the Company or any Subsidiary and any other Person;

                  (j) any entering into, amendment, modification, termination (partial or complete) or granting of a waiver under or giving any consent with respect to (i) any

Contract which is required (or had it been in effect on the date hereof would have been required) to be disclosed in the Disclosure Schedule pursuant to
SECTION 3.17(A) or (ii) any material License, as set forth in SECTION 3.18 OF THE DISCLOSURE SCHEDULE held by the Company or any Subsidiary;

                  (k) any capital expenditures or commitments for additions to property, plant or equipment of the Company and the Subsidiaries constituting capital assets in an aggregate amount exceeding $100,000;

                  (l) any commencement or termination by the Company or any Subsidiary of any line of business;

                  (m) any transaction by the Company or any Subsidiary with any Seller or with any officer, director or Affiliate (other than the Company or any Subsidiary) of any Seller (i) outside the ordinary course of business consistent with past practice or (ii) other than on an arm's-length basis, other than pursuant to any Contract in effect on the Audited Financial Statement Date and disclosed pursuant to SECTION 3.17(a)(viii) OF THE DISCLOSURE SCHEDULE;

                  (n) any making of any loan, advance or capital contribution to or investment in any Person other than (i) loans, advances, or capital contributions to or investments in wholly-owned Subsidiaries or (ii) customary travel and similar advances for business purposes, in each case made in the ordinary course of business consistent with past practice;

                  (o) any entering into of a Contract to do or engage in any of the foregoing after the date hereof; or

                  (p) any other material transaction involving the Company or any Subsidiary outside the ordinary course of business consistent with past practice.

                  3.09 NO UNDISCLOSED LIABILITIES. Except as reflected or reserved against in the balance sheet included in the Audited Financial Statements or in the notes thereto or as disclosed in SECTION 3.09 OF THE DISCLOSURE SCHEDULE, there are no Liabilities against, relating to or affecting the Company or any Subsidiary or any of their respective Assets and Properties which would be required to be included on a balance sheet or notes thereto prepared in accordance with GAAP, other than Liabilities incurred in the ordinary course of business consistent with past practice.

                  3.10 TAXES. Except as set forth in SECTION 3.10 OF THE DISCLOSURE SCHEDULE,

                  (a) The Company (and each Subsidiary) has filed all income Tax Returns and all other material Tax Returns required to be filed by applicable Law prior to the date hereof. All Tax Returns were (and, as to Tax Returns not filed as of the date hereof, will be) filed on a timely basis, and the Company (and each Subsidiary) has paid all Taxes due from the Company (or any Subsidiary) for the periods covered by the Tax Returns except where the failure to file

Tax Returns or pay Taxes would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (b) No jurisdiction (whether within or outside of the United States) in which the Company (or any Subsidiary) has not filed a specific Tax Return has asserted in writing that the Company (or such Subsidiary) is required to file such Tax Return in such jurisdiction. SECTION 3.10 OF THE DISCLOSURE SCHEDULE lists all states and nations in which the Company or any Subsidiary files any Tax Returns and indicates in the case of income or franchise Tax filings whether such filings are made on a consolidated, combined or unitary basis.

                  (c) The Company (and each Subsidiary) has established on its Books and Records reserves adequate to pay all material Taxes not yet due and payable.

                  (d) There are no Tax Liens upon the assets of the Company (or any Subsidiary) except Liens for Taxes not yet due and payable.

                  (e) The Company (and each Subsidiary) has withheld and paid all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, stockholder or other third party other than those Taxes, the failure of which to be withheld or to be paid would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (f) For any period beginning after December 31, 2000, neither the Company nor any Subsidiary has requested any extension of time within which to file any Tax Return.

                  (g) Neither the Company nor any Subsidiary has waived any statute of limitations for any income Taxes or income Tax Returns.

                  (h) No deficiency for any Taxes has been asserted or assessed in writing against the Company (or any Subsidiary);

                  (i) No audits or other administrative proceedings or court proceedings are presently pending or asserted in writing with regard to any Taxes or Tax Returns of the Company (or any Subsidiary);

                  (j) The Company has made available to Purchaser all Tax Returns filed by or on behalf of the Company (and each Subsidiary) for all Taxable years beginning after December 31, 2000 and ending on or prior to the Closing Date;

                  (k) No agreement as to payment of Taxes exists between the Company, any Subsidiary and any other Person, including pursuant to any Tax sharing agreement. Neither the Company nor any Subsidiary has any Liability for Taxes of any Person under Treasury Regulation 1.1502-6 (or any similar provision of any state, local or foreign Law), or as a transferee or successor, or by Contract or otherwise.

                  (l) No property of the Company (or any Subsidiary) is property that is or will be required to be treated as being owned by another Person pursuant to the provisions of Code section 168(f)(8) (as in effect prior to its amendment by the Tax Reform Act of 1986) or is "Tax-exempt use property" or "Tax-exempt bond financed property" within the meaning of Code section 168;

                  (m) Neither the Company nor any Subsidiary is required to include in income for any taxable period ending after the Closing Date any amounts resulting from (i) a change in method of accounting for a taxable period ending on or prior to the Closing Date or (ii) an installment sale or open transaction disposition made on or prior to the Closing Date.

                  (n) Neither the Company nor any Subsidiary is or has been a "distributing corporation" or a "controlled corporation" within the meaning of Code section 355.

                  (o) Neither the Company nor any Subsidiary is a partner in a partnership (or an equity holder in any entity treated as a partnership for federal, state, or foreign income Tax purposes).

                  (p) Neither the Company nor any Subsidiary is a party to any agreement, Contract, or arrangement that would result, separately or in the aggregate, in the payment of any "excess parachute payments" within the meaning of Code section 280G;

                  (q) The Company is not a United States real property holding corporation within the meaning of Code section 897(c)(2).

                  (r) Neither the Company nor any Subsidiary has engaged in any transaction or taken any position on a Tax Return that could give rise to a substantial understatement of federal income Tax within the meaning of Code section 6662. Neither the Company nor any Subsidiary has engaged in any reportable transactions that were required to be disclosed pursuant to Treasury Regulation section 1.6011-4.

                  (s) There are no outstanding extensions of statutes of limitations concerning any Tax with respect to the Company or any Subsidiary.

                  (t) No power of attorney currently in force has been granted by the Company or any Subsidiary concerning any Tax matter.

                  (u) Neither the Company nor any Subsidiary has received any written ruling of a Taxing Authority relating to Taxes, or any other written or legally binding agreement with a Taxing Authority relating to Taxes that could affect a taxable period of the Company or any Subsidiary ending after the Closing Date.

                  3.11 LEGAL PROCEEDINGS. Except as disclosed in SECTION 3.11 OF THE DISCLOSURE SCHEDULE (with paragraph references corresponding to those set forth below):

                  (a) there are no Actions or Proceedings pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened in writing against the Company or any Subsidiary or any of the current or former directors or officers of the Company or any Subsidiary arising out of or involving their actions and omissions while serving in such office which (i) would be reasonably likely to result in the issuance of an Order restraining, enjoining, altering, materially delaying or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements or (ii) if determined adversely to any Seller, the Company or a Subsidiary, would be reasonably likely to result in (x) any injunction or other equitable relief against the Company or any Subsidiary that would interfere in any material respect with its business or operations or (y) a Material Adverse Effect, either individually or in the aggregate with other such Actions or Proceedings;

                  (b) to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, there are no facts or circumstances that would be reasonably likely to give rise to or serve as a basis for any Action or Proceeding that would be required to be disclosed pursuant to clause (a) above;

                  (c) there are no Orders outstanding against the Company or any Subsidiary;

                  (d) there are no Orders outstanding against any of the current or former directors or officers of the Company or any Subsidiary arising out of or involving their actions and omissions while serving in such capacity; and

                  (e) there are no claims pending against the Company or any of its Subsidiaries with respect to which any present or former director, officer, employee, Affiliate, fiduciary or agent of the Company and its Subsidiaries is currently seeking indemnification from the Company or any of its Subsidiaries pursuant to the articles, bylaws or written agreements described in SECTION 6.01(a) and to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, except as set forth in SECTION 3.11(e) OF THE DISCLOSURE SCHEDULE, there are no facts or circumstances that would be reasonably likely to give rise to or serve as a basis for any such claim.

Prior to the execution of this Agreement, Sellers have delivered to Purchaser copies of all pleadings, correspondence and other documents, and all responses of counsel for the Company and the Subsidiaries to auditors' requests for information delivered in connection with the Audited Financial Statements (together with any updates provided by such counsel), in each case regarding Actions or Proceedings pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened in writing against the Company or any Subsidiary.

                  3.12 COMPLIANCE WITH LAWS AND ORDERS. Except as disclosed in
SECTION 3.12 OF THE DISCLOSURE SCHEDULE, (a) neither the Company nor any Subsidiary is or has at any time within the last four (4) years been, or has received any written notice that it is or has at any time within the last four
(4) years been, in violation of or in default under, in any material respect, any Law or Order applicable to the Company or any Subsidiary or any of their respective Assets and Properties, other than those violations or defaults that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and (b) to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, neither the Company nor any Subsidiary is under investigation with respect to nor has been threatened in writing to be charged with any Law or

Order applicable to the Company or any Subsidiary or any of their respective Assets or Properties.

                  3.13 BENEFIT PLANS; ERISA.

                  (a) SECTION 3.13(a) OF THE DISCLOSURE SCHEDULE (i) contains a true and complete list of each Benefit Plan, (ii) identifies each Benefit Plan that is a Qualified Plan, (iii) identifies each Benefit Plan that at any time during the five-year period preceding the date of this Agreement was a Defined Benefit Plan and (iv) lists each other Plan maintained, established, sponsored or contributed to by an ERISA Affiliate, or any predecessor thereof, which, during the five-year period preceding the date of this Agreement, was at any time a Defined Benefit Plan. No Benefit Plan is a defined benefit pension plan, as defined in Section 3(2) of ERISA. Except as disclosed in SECTION 3.13(a) OF THE DISCLOSURE SCHEDULE, no loan is outstanding between the Company or any Subsidiary and any current or former employee thereof.

                  (b) Complete and correct copies of the following documents have been furnished to Purchaser prior to the execution of this Agreement: (i) any written Benefit Plans (or a summary of unwritten Benefit Plans), any related trust agreements, and service provider agreements, insurance Contracts or agreements with investment managers, including without limitation, all amendments thereto, (ii) current summary plan descriptions of each Benefit Plan subject to ERISA, and any similar descriptions of all other Benefit Plans, (iii) the two most recent Forms 5500 and Schedules thereto for each Benefit Plan subject to ERISA reporting requirements, (iv) the most recent determination or opinion of the IRS with respect to each Qualified Plan, (v) the most recent Financial Statements prepared with respect to any Benefit Plan and (vi) the most recent actuarial report of the qualified actuary of any Benefit Plan with respect to which actuarial valuations are conducted.

                  (c) Each of the Benefit Plans is, and its operation and administration is, in all material respects in compliance with, and neither the Company nor any Subsidiary has received any claim or notice that any such Benefit Plan is not in compliance with, all applicable Laws and Orders and prohibited transactions exemptions. Each Qualified Plan has received an IRS determination letter that the written form of the Qualified Plan meets the qualification requirements of Section 401(a) of the Code or is established pursuant to a prototype plan that is the subject of an opinion letter from the IRS that the form of prototype plan meets the qualification requirements of
Section 401(a) of the Code and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, nothing has occurred since the issuance of such letter that adversely affects such Qualified Plan's qualified status under Section 401(a) of the Code. Each Benefit Plan intended to provide for the deferral of income, the reduction of salary or other compensation or to afford other Tax benefits complies with the requirements of the applicable provisions of the Code or other Laws required in order to provide such Tax benefits.

                  (d) Neither the Company nor any Subsidiary is in default in performing any of its contractual obligations under any of the Benefit Plans or any related trust agreement or insurance contract, excluding defaults that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. All contributions and other payments required to be made to any Benefit Plan with respect to any period ending before or on the Closing Date have been made or reserves adequate for such contributions or other payments have been or will be set aside therefor and have been or will be reflected in Financial Statements in accordance with GAAP. There are no outstanding Liabilities of, or related to, any Benefit Plan, other than (i) Liabilities for benefits to be paid in the ordinary course to participants in such Benefit Plan and their beneficiaries in accordance with the terms of such Benefit Plan, (ii) Liabilities incurred in the ordinary course for ancillary administrative or management services and (iii) Liabilities that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (e) No event has occurred, and there exists no condition or set of circumstances in connection with any Benefit Plan, under which the Company or any Subsidiary, directly or indirectly (through any indemnification agreement or otherwise), could reasonably be expected to be subject to any risk of Liability under ERISA, the Code, or any other applicable Law other than (i) Liabilities for benefits or ancillary administrative or management services incurred in the ordinary course or (ii) Liabilities that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. There are no pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened claims or investigations related to any Benefit Plan, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, is there any basis for such a claim or investigation, excluding, in each case, claims or investigations that, if resolved adversely to the Company, would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (f) Except as disclosed in SECTION 3.13(f) OF THE DISCLOSURE SCHEDULE, (i) no benefit under any Benefit Plan or other plan, program or arrangement, including, without limitation, any severance or parachute payment plan or agreement, will be established or become accelerated, vested, funded or payable by reason of any transaction contemplated under this Agreement and neither the Company nor any Subsidiary is required to pay amounts paid with respect to any tax imposed under Section 4999 or Section 409A of the Code by reason of any transaction contemplated under this Agreement and (ii) neither the Company nor any Subsidiary has incurred any obligation to make (or possibly make) any payments that (A) will be non-deductible under, or would otherwise constitute a "parachute payment" within the meaning of, Section 280G of the Code (or any corresponding provision of state, local or foreign income Tax Law) or
(B) are or may be subject to the imposition of an excise Tax under Section 4999 of the Code.

                  (g) Except as disclosed in SECTION 3.13(g) OF THE DISCLOSURE SCHEDULE, no Benefit Plan provides welfare coverage that extends after the termination of employment other than for continued coverage provided pursuant to the requirements of Section 4980B of the Code or other similar provision of state Law. Except as disclosed in SECTION 3.13(g) OF THE DISCLOSURE SCHEDULE, any Benefit Plan listed in SECTION 3.13(g) OF THE DISCLOSURE SCHEDULE may be amended, modified or terminated on the Closing without material liability (other than liabilities for benefits incurred in the ordinary course prior to such amendment, modification or termination).

                  (h) No Benefit Plan covers or provides benefits to any current or former employee on accord of employment outside the United States.

                  3.14 REAL PROPERTY.

                  (a) SECTION 3.14(a) OF THE DISCLOSURE SCHEDULE contains a true and correct list of (i) each parcel of real property owned by the Company or any Subsidiary, (ii) each parcel of real property leased by the Company or any Subsidiary (as lessor or lessee) and (iii) all Liens (other than Permitted Liens) relating to or affecting any parcel of real property referred to in clause (i) of this paragraph (a).

                  (b) Except as disclosed in SECTION 3.14(a) OF THE DISCLOSURE SCHEDULE, the Company or a Subsidiary has good and marketable, indefeasible, fee simple title to each parcel of real property owned by it, free and clear of all Liens other than Permitted Liens. Except for the real property leased to others referred to in clause (ii) of paragraph (a) above, the Company or a Subsidiary is in possession of each parcel of real property owned by it, together with all buildings, structures, facilities, fixtures and other improvements thereon. The Company and the Subsidiaries have adequate rights of ingress and egress with respect to the real property listed in SECTION 3.14(a) OF THE DISCLOSURE SCHEDULE and all buildings, structures, facilities, fixtures and other improvements thereon. With respect to the real property owned by the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the real property leased by the Company or any Subsidiary, none of such real property, buildings, structures, facilities, fixtures or other improvements, or the use thereof, contravenes or violates any building, zoning, administrative, occupational safety and health or other applicable Law (whether or not permitted on the basis of prior nonconforming use, waiver or variance), except for such contraventions or violations that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (c) The Company or a Subsidiary has a valid and subsisting leasehold estate in and the right to quiet enjoyment of the real properties leased by it for the full term of the lease thereof. Each lease referred to in clause (ii) of paragraph (a) above is a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, of each other Person that is a party thereto, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity). Except as set forth in SECTION 3.14(c) OF THE DISCLOSURE SCHEDULE, (i) neither the Company nor any Subsidiary has received written notice of any default (or any condition or event which, after notice or lapse of time or both, would constitute a default) thereunder, (ii) neither the Company nor any Subsidiary is in default thereunder and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no other Person that is a party thereto is in default thereunder and (iii) to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no condition or event that has occurred which, after notice or lapse of time or both, would constitute a default thereunder, in each case except for those defaults that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (d) Sellers have delivered to Purchaser prior to the execution of this Agreement true and complete copies of (i) all deeds, leases, and mortgages, and to the extent in the possession of the Company or any of its Subsidiaries or reasonably available to the Company, all deeds of trust, certificates of occupancy, title insurance policies, title reports and surveys, and all amendments thereof, with respect to the real property owned by the Company and the Subsidiaries, and (ii) all leases (including any amendments and renewal letters) and, to the extent reasonably available, all other documents referred to in clause (i) of this paragraph (d) with respect to the real property leased by the Company and the Subsidiaries.

                  (e) Except as disclosed in SECTION 3.14(e) OF THE DISCLOSURE SCHEDULE, no tenant or other party in possession of any of the real properties owned by the Company and the Subsidiaries, has any right to purchase, or holds any right of first refusal to purchase, such properties.

Except as disclosed in SECTION 3.14(f) OF THE DISCLOSURE SCHEDULE, the improvements on the real property identified in SECTION 3.14(a) OF THE DISCLOSURE SCHEDULE are in generally good operating condition and in a state of good maintenance and repair, ordinary wear and tear excepted, are adequate and suitable for the purposes for which they are presently being used and there are no condemnation or appropriation proceedings pending or to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened against any of such real property or the improvements thereon. With respect to the real property owned by the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the real property leased by the Company or any Subsidiary, there are no developments affecting any of such real property that are pending or threatened in writing which would be reasonably likely to materially interfere with any present or intended use thereof.

                  3.15 TANGIBLE PERSONAL PROPERTY; INVESTMENT ASSETS.

                  (a) The Company or a Subsidiary is in possession of and has good title to, or has valid leasehold interests in or valid rights under Contract to use, all tangible personal property used in or reasonably necessary for the conduct of their business, including all tangible personal property reflected on the balance sheet included in the Unaudited Financial Statements and tangible personal property acquired since the Unaudited Financial Statement Date other than property disposed of since such date in the ordinary course of business consistent with past practice. All such tangible personal property is free and clear of all Liens, other than Permitted Liens and Liens disclosed in
SECTION 3.15(a) OF THE DISCLOSURE SCHEDULE, and is in generally good working order and condition, ordinary wear and tear excepted, and its use complies with all applicable Laws, other than those Laws where such failure to comply therewith would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (b) SECTION 3.15(b) OF THE DISCLOSURE SCHEDULE describes each Investment Asset owned by the Company or any Subsidiary on the date hereof. Except as disclosed in SECTION 3.15(b) OF THE DISCLOSURE SCHEDULE, all such Investment Assets are owned by the Company or a Subsidiary free and clear of all Liens other than Permitted Liens.

                  3.16 INTELLECTUAL PROPERTY RIGHTS.

                  (a) Other than any Liens disclosed in SECTION 3.16(a) OF THE DISCLOSURE SCHEDULE, neither the Company nor any Subsidiary has granted any Lien (other than Permitted

Liens) in any Company Intellectual Property that it (i) owns or (ii) otherwise has the right to use pursuant to a valid written License, sublicense or other Contract. The Company Intellectual Property is all the Intellectual Property that is necessary for the operation of the Company's and the Subsidiaries' businesses as currently conducted and as contemplated to be conducted.

                  (b) SECTION 3.16(b) OF THE DISCLOSURE SCHEDULE sets forth a true and complete list of all registrations, issuances and applications for any Company Intellectual Property that is owned by the Company or any of its Subsidiaries, as well as a list of all material unregistered Trademarks and Copyrights owned by the Company or any of the Subsidiaries, specifying as to each item, as applicable (i) the nature of such item, including the title, (ii) the owner of such item, (iii) the jurisdictions in which such item is issued or registered or in which an application for issuance or registration has been filed, and (iv) the issuance, registration, or application numbers and dates with respect to such item. There is no pending or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened opposition, interference or cancellation proceeding before any court or registration authority in any jurisdiction against the registrations and applications listed in SECTION 3.16(b) OF THE DISCLOSURE SCHEDULE or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, against any other Company Intellectual Property that is owned by the Company or any of the Subsidiaries. All Company Intellectual Property that is owned by the Company or any of the Subsidiaries and that has been issued by, or registered or the subject of an application filed with, as applicable, the United States Patent and Trademark Office, the United States Copyright Office or any similar office or agency anywhere in the world, has been duly maintained (including the payment of maintenance fees) and is not expired, cancelled or abandoned, except for such issuances, registrations or applications that the Company or a Subsidiary has permitted to expire or has cancelled or abandoned in its reasonable business judgment and which are not necessary for the operation of the Company's the Subsidiaries' businesses as currently conducted.

                  (c) SECTION 3.16(c) OF THE DISCLOSURE SCHEDULE sets forth a true and complete list of all material Company IP Licenses the subject matter of which is included in the Company Intellectual Property, including the name of each party to such agreement, under which the Company or any Subsidiary is a (x) licensor, or (y) licensee, distributor or reseller. All of the Company IP Licenses referred to in the preceding sentence are in full force and effect and binding upon the Company or such Subsidiary, as the case may be, and to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the other parties thereto in accordance with their terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditors' rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity).

                  (d) The Trademarks owned by the Company are valid and enforceable. To the Knowledge of the Lioon Shareholders and the T.A. Shareholders, each of the Company and the Subsidiaries has taken reasonably necessary actions to maintain and protect each item of Company Intellectual Property owned or purported to be owned by them, except in the case of any such Company Intellectual Property that the Company or a Subsidiary has permitted to expire or has cancelled, abandoned or otherwise failed to maintain or protect in its reasonable business judgment and which are not necessary for the operation of the Company's the

Subsidiaries' businesses as currently conducted. Each of the Company and the Subsidiaries has taken reasonable precautions to protect the confidentiality of its Trade Secrets.

                  (e) All Company Intellectual Property owned or purported to be owned by the Company was created by employees within the scope of their employment by independent contractors as work-made-for-hire or by third parties who have assigned all of their rights therein pursuant to a written agreement. No present or past employee, officer or consultant of the Company or any Subsidiary or any other Person who developed any part of any product of the Company or any Subsidiary owns any rights in or to any of the Company Intellectual Property purported to be owned by the Company or any Subsidiary. To the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no employee or consultant of the Company or any Subsidiary is in violation of any term of any employment agreement, confidentiality agreement, patent or invention disclosure agreement or other Contract relating to the relationship of such employee or consultant with the Company or any Subsidiary or any prior employer or client, as the case may be.

                  (f) Neither the Company Intellectual Property owned or purported to be owned by the Company or any Subsidiary, nor the operation of the business of the Company or any Subsidiary as currently conducted, nor any product manufactured by the Company or any Subsidiary and sold to any Person, nor any activity of the Company or any Subsidiary, nor to the Knowledge of the T.A. Shareholders and the Lioon Shareholders, the Company Intellectual Property licensed by the Company or any Subsidiary, infringes upon, misappropriates or otherwise violates, nor within the previous five (5) years has infringed upon, misappropriated or otherwise violated, any Intellectual Property rights of any Person, other than the rights of any Person under any patent; and to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, neither the Company Intellectual Property owned or purported to be owned by the Company or any Subsidiary, nor the operation of the business of the Company or any Subsidiary as currently conducted, nor any product manufactured by the Company or any Subsidiary and sold to any Person, nor any activity of the Company or any Subsidiary, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, the Company Intellectual Property licensed by the Company or any Subsidiary, infringes upon, misappropriates or otherwise violates, nor within the previous five (5) years has infringed upon, misappropriated or otherwise violated, any rights of any Person under any patent.

                  (g) Except as set forth in SECTION 3.16(g) OF THE DISCLOSURE SCHEDULE, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no Person is engaging in any activity that infringes, violates or misappropriates the Company Intellectual Property owned by the Company or any Subsidiary.

                  (h) Except as set forth in SECTION 3.16(h) OF THE DISCLOSURE SCHEDULE, neither the Company nor any Subsidiary is a party to or bound by any license or other Contract relating to any Company Intellectual Property requiring the payment by the Company or such Subsidiary of any royalty or license payment other than one-time upfront fees already paid.

                  (i) SECTION 3.16(i) OF THE DISCLOSURE SCHEDULE sets forth a true and complete list on all Software used by the Company and the Subsidiaries. Neither the Company nor any

Subsidiary is in material breach of any Contract in respect of the Company Intellectual Property and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, there exists no material breach by any other party thereto.

                  3.17 CONTRACTS.

                  (a) SECTION 3.17(a) OF THE DISCLOSURE SCHEDULE (with paragraph references corresponding to those set forth below) contains a true and complete list of each of the following currently effective Contracts or other arrangements (true and complete copies or, if none, reasonably complete and accurate written descriptions of which, together with all amendments and supplements thereto and all material waivers of any terms thereof, have been made available to Purchaser prior to the execution of this Agreement), to which the Company or any Subsidiary is a party:

                  (i) (A) all Contracts (excluding Benefit Plans) providing for a commitment of employment (other than at-will employment) or consultation services for a specified or unspecified term or otherwise relating to employment or the termination of employment, the name, position and rate of compensation of each Person party to such a Contract and the expiration date of each such Contract and (B) any written or unwritten representations, commitments, promises, communications or courses of conduct (excluding Benefit Plans and any such Contracts referred to in clause (A)) involving an obligation of the Company or any Subsidiary to make payments in any year, other than with respect to salary or incentive compensation payments in the ordinary course of business, to any employee exceeding $5,000 or any group of employees exceeding $25,000 in the aggregate;

                  (ii) all Contracts with any Person containing any provision or covenant prohibiting or limiting the ability of the Company or any Subsidiary to engage in any business activity or compete with any Person or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, prohibiting or limiting the ability of any Person to compete with the Company or any Subsidiary;

                  (iii) all partnership, joint venture or shareholders' Contracts with any Person;

                  (iv) all Contracts relating to Indebtedness of the Company or any Subsidiary in excess of $10,000 or to preferred stock issued by the Company or any Subsidiary;

                  (v) all supply Contracts, manufacturing Contracts, sales or agency Contracts, and all Contracts with distributors, dealers, manufacturer's sales representatives, or similar agreements;

                  (vi) all options, licenses or franchises;

                  (vii) all Contracts (other than Contracts that are not material) relating to (A) the future disposition or acquisition of any Assets and Properties, other than dispositions or acquisitions in the ordinary course of business consistent with past practice and (B) any merger or other business combination of or with the Company in the past eight (8) years;

                  (viii) all Contracts between or among the Company or any Subsidiary, on the one hand, and any Seller or any officer, director or any Affiliate (in each case, other than the Company or any Subsidiary) of any Seller, on the other hand (PROVIDED, that with respect to any Affiliate of a T.A. Shareholder, this SECTION 3.17(a)(viii) shall be limited to the Knowledge of the T.A. Shareholders and the Lioon Shareholders);

                  (ix) all collective bargaining or similar labor Contracts;

                  (x) all Contracts that (A) limit or contain restrictions on the ability of the Company or any Subsidiary to declare or pay dividends on, to make any other distribution in respect of or to issue or purchase, redeem or otherwise acquire its capital stock, to incur Indebtedness, to incur or suffer to exist any Lien, to change the lines of business in which it participates or engages or to engage in any business combination or (B) require the Company or any Subsidiary to maintain specified financial ratios or levels of net worth or other indicia of financial condition;

                  (xi) all Contracts including an obligation of the Company or any Subsidiary to indemnify the counterparty or a third party or an obligation of the counterparty to indemnify the Company or any Subsidiary;

                  (xii) all other Contracts between or among the Company or any of the Subsidiaries, on the one hand, and any officer, director or Affiliate (other than the Company or any of its Subsidiaries) of the Company, on the other hand;

                  (xiii) all other Contracts (other than Benefit Plans, leases listed in SECTION 3.14(a) OF THE DISCLOSURE SCHEDULE and insurance policies listed in SECTION 3.19 OF THE DISCLOSURE SCHEDULE) that (A) involve the payment or potential payment, pursuant to the terms of any such Contract, by or to the Company or any Subsidiary of more than $50,000 annually or more than $100,000 in the aggregate over the life of the Contract and (B) cannot be terminated within thirty (30) days after giving notice of termination without resulting in any material cost or penalty to the Company or any Subsidiary; and

                  (xiv) any other material Contract not made in the ordinary course of business.

                  (b) Each Contract required to be disclosed in SECTION 3.17(a) OF THE DISCLOSURE SCHEDULE is in full force and effect and constitutes a legal, valid and binding agreement, enforceable in accordance with its terms, of the Company or a Subsidiary and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, each other party thereto except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity); and except as disclosed in SECTION 3.17(b) OF THE DISCLOSURE SCHEDULE neither the Company, any Subsidiary nor, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, any other party to such Contract is in violation or breach of or default under any such Contract (or with notice or lapse of time or both, would be in violation or breach of or default under any such Contract) and neither the Company nor any Subsidiary has received written notice alleging any violation or breach of or default under any such Contract (or written notice of any event or circumstance that with lapse of time would be a violation or breach of or default under any such Contract), except in each case, for those violations, breaches or defaults that are not reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  3.18 LICENSES. SECTION 3.18 OF THE DISCLOSURE SCHEDULE contains a true and complete list of all Licenses used in and material, individually or in the aggregate, to the business or operations of the Company or any Subsidiary (and all pending applications for any such Licenses), setting forth the grantor, the grantee, the function and the expiration and renewal date of each. Prior to the execution of this Agreement, Sellers have made available to Purchaser true and complete copies of all such Licenses. Except as disclosed in SECTION 3.18 OF THE DISCLOSURE SCHEDULE:

                  (i) the Company and each Subsidiary owns or validly holds all Licenses necessary to its business and operations, except for those Licenses which the failure to own or validly hold would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

                  (ii) each License listed in SECTION 3.18 OF THE DISCLOSURE
         SCHEDULE is valid, binding and in full force and effect except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity), other than those Licenses the failure of which to be valid, binding and in full force and effect would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect;

                  (iii) neither the Company nor any Subsidiary is, or has received any notice that it is, in default (or with the giving of notice or lapse of time or both, would be in default) under any such License and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, no event has occurred or circumstance exists that would be reasonably likely to (with or without notice or lapse of time) result in a violation of or failure to comply with any such License or result in the revocation, withdrawal, suspension, cancellation or termination of, or any modification to any such License; and

                  (iv) all applications required to have been filed for the renewal of any License listed in SECTION 3.18 OF THE DISCLOSURE SCHEDULE have been duly filed on a timely basis with the appropriate Governmental or Regulatory Authorities, and all other filings required to have been made with respect to such License have been duly made on a timely basis with the appropriate Governmental or Regulatory Authorities, except for those filings and applications, the failure of which to have been made on a timely basis would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  3.19 INSURANCE.

                  (a) SECTION 3.19(a) OF THE DISCLOSURE SCHEDULE contains a true and complete list (including the names and addresses of the insurers, the names of the Persons to whom such policies have been issued, the expiration dates thereof, the annual premiums and payment terms thereof, whether it is a "claims made" or an "occurrence" policy and a brief description of the interests insured thereby) of all Liability, property, workers' compensation, directors' and officers' Liability and other insurance policies currently in effect that insure the business, operations or employees of the Company or any Subsidiary or affect or relate to the ownership, use or operation of any of the Assets and Properties of the Company or any Subsidiary (other than policies issued in connection with Benefit Plans) and that (i) have been issued to the Company or any Subsidiary or (ii) have been issued to any Person (other than the Company or any Subsidiary) for the benefit of the Company or any Subsidiary. The insurance coverage provided by any of the policies described in clause (i) above will not terminate or lapse by reason of the transactions contemplated by this Agreement. Each policy listed in SECTION 3.19(a) OF THE DISCLOSURE SCHEDULE is valid and binding and is in full force and effect, all premiums due thereunder have been timely paid and neither the Company, any Subsidiary nor the Person to whom any such policy has been issued is in default thereunder, other than those failures to have been timely paid and those defaults that, would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Neither the Company, any Subsidiary nor the Person to whom any such policy has been issued has received any written notice of cancellation, termination, material alteration or increase in premium in respect of any such policy, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders has any such development been threatened in writing.
SECTION 3.19 OF THE DISCLOSURE SCHEDULE contains a true and complete list of all pending claims that have been submitted to the relevant insurer under the policies referred to in this SECTION 3.19(a). Neither the Company, any Subsidiary nor the Person to whom such policy has been issued has received written notice that any insurer under any policy referred to in this SECTION 3.19(a) is denying or disputing Liability with respect to a claim thereunder or defending or intending to defend under a reservation of rights clause.

                                      * * *

                  3.20 AFFILIATE TRANSACTIONS. Except as disclosed in SECTION 3.17(a)(viii) OR SECTION 3.20(a) OF THE DISCLOSURE SCHEDULE, (i) there are no intercompany Liabilities between the Company or any Subsidiary, on the one hand, and any Seller or any officer, director or Affiliate (other than the Company or any Subsidiary) of any Seller, on the other, (ii) no Seller nor any such officer, director or any Affiliate thereof provides or causes to be provided any assets, services or facilities to the Company or any Subsidiary, (iii) neither the Company nor any Subsidiary provides or causes to be provided any assets, services or facilities to any Seller or any such officer, director or any Affiliate thereof and (iv) neither the Company nor any Subsidiary beneficially owns, directly or indirectly, any Investment Assets issued by any Seller or any such officer, director or any Affiliate thereof. Except as disclosed in SECTION 3.20(b) OF THE DISCLOSURE SCHEDULE, since the Audited Financial Statement Date, all settlements of intercompany Liabilities between the Company or any Subsidiary, on the one hand, and any Seller or any such officer, director or any Affiliate thereof, on the other, have been made, and all allocations of intercompany expenses have been applied, in the ordinary course of business consistent with past practice. Except as set forth in SECTION 3.20(c) OF THE DISCLOSURE SCHEDULE, all Indebtedness and other amounts owing under Contracts between any Seller or any officer, director or Affiliate (other than the Company or any Subsidiary) of such Seller, on the one hand, and the Company or any of the Subsidiaries, on the other, have been paid in full, and such Seller or such officer, director or Affiliate has terminated each such Contract. With respect to an Affiliate of a T.A. Shareholder (other than the Company or any Subsidiary) the representations and warranties in this SECTION 3.20 shall be limited to the Knowledge of the T.A. Shareholders and the Lioon Shareholders.

                  3.21 EMPLOYEES; LABOR RELATIONS.

                  (a) SECTION 3.21 OF THE DISCLOSURE SCHEDULE contains a list of the name of each officer of the Company and the Subsidiaries and all other employees of the Company and the Subsidiaries at the date hereof, together with each such Person's annual base salary or wages and any incentive or bonus arrangement with respect to such Person in effect on such date. No Seller has received any information, nor to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, do any facts or circumstances exist, that would lead it to believe that a material number of such Persons intend to resign or retire as a result of the consummation of the transactions contemplated by this Agreement or otherwise within twelve (12) months after the Closing Date.

                  (b) Except as disclosed in SECTION 3.21 OF THE DISCLOSURE SCHEDULE, (i) no employee of the Company or any Subsidiary is presently a member of a collective bargaining unit and, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, there are no, and during the last five (5) years there have not been any, threatened or contemplated attempts to organize for collective bargaining purposes any of the employees of the Company or any Subsidiary and (ii) no unfair labor practice complaint or sex, age, race or other discrimination claim has been brought during the last three (3) years against the Company or any of the Subsidiaries before the National Labor Relations Board, the Equal Employment Opportunity Commission or any other Governmental or Regulatory Authority. During the last three (3) years, there has been no work stoppage, strike or other concerted action by employees of the Company or any Subsidiary. During that period, the Company and the Subsidiaries have complied in all material respects with all applicable Laws relating to the employment of labor, including, without limitation those relating to wages, hours and collective bargaining, except for those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. The Company and the Subsidiaries have appropriately categorized all employees, temporary employees and independent contractors for purposes of Tax withholding and Benefit Plans, except for those failures to properly categorize that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  3.22 ENVIRONMENTAL MATTERS. Except as disclosed in SECTION
3.22 OF THE DISCLOSURE SCHEDULE:

                  (a) The Company and the Subsidiaries are in compliance and have at all times since January 1, 2001 complied with all Environmental Laws, except for those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (b) The Company and the Subsidiaries have obtained, maintain and have at all times since January 1, 2001 complied with, and are in compliance with, all material Licenses that are required pursuant to Environmental Laws for the occupation of their facilities and the operation of their business, except for those failures to obtain, maintain or comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect, and no proceedings or other actions are pending, or to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, threatened in writing to revoke, cancel, limit, terminate, challenge, amend or modify any such Licenses.

                  (c) The Company and the Subsidiaries have not received any written notice regarding any Environmental Claim or any Liabilities or potential Liabilities, including any investigatory, remedial or corrective obligations, arising under any Environmental Laws and relating to them or their past or present facilities or operations.

                  (d) To the Knowledge of the Lioon Shareholders and the T.A. Shareholders, none of the following exists at any property or facility currently owned, leased or operated by the Company or the Subsidiaries: (i) under-ground storage tanks containing Hazardous Material, (ii) friable or damaged asbestos-containing material in any form or condition, (iii) materials or equipment containing polychlorinated biphenyls or (iv) landfills, surface impoundments, or other disposal areas.

                  (e) None of the Company or the Subsidiaries nor any of their respective predecessors has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled, or Released any Hazardous Material or owned or operated any property or facility (and no such property or facility is contaminated by any Hazardous Material) so as to give rise to any material Liabilities, including any material Liability for response costs, corrective action costs, personal injury, property damage, natural resources damages or attorney fees, or any investigative, corrective or remedial obligations, pursuant to any Environmental Law.

                  (f) None of the Company or the Subsidiaries nor any of their respective predecessors has expressly assumed or undertaken any Liability, including without limitation any obligation for corrective or remedial action, of any other Person pursuant to any Environmental Laws.

                  (g) The Company has furnished to Purchaser all material environmental audits, reports and other material environmental documents relating to the past or current properties, facilities or operations of the Company or the Subsidiaries that are in its possession or under its reasonable control.

                  3.23 SUBSTANTIAL CUSTOMERS AND SUPPLIERS. SECTION 3.23(a) OF THE DISCLOSURE SCHEDULE lists the twenty-five (25) largest customers (whether deemed a "branded" or "contract manufacturing" customer of the Company) of the Company and the Subsidiaries, on the basis of revenues for goods sold or services provided for the fiscal years ended September 30, 2004 and September 30, 2005. SECTION 3.23(b) OF THE DISCLOSURE SCHEDULE lists the twenty-five (25) largest suppliers of the Company and the Subsidiaries, on the basis of cost of goods or services purchased for the fiscal years ended September 30, 2004 and September 30, 2005. Except as disclosed in SECTION 3.23(c) OF THE DISCLOSURE SCHEDULE, no such customer or supplier has ceased or materially reduced its purchases from, use of the services of, or sales or provision of services to the Company and the Subsidiaries since the Audited Financial Statement Date or, to the Knowledge of the Lioon Shareholders and the T.A. Shareholders, has threatened to cease or materially reduce such purchases, use, sales or provision of services after the date hereof.

                  3.24 BANK AND BROKERAGE ACCOUNTS; INVESTMENT ASSETS. SECTION
3.24 OF THE DISCLOSURE SCHEDULE sets forth (a) a true and complete list of the names and locations of all banks, trust companies, securities brokers and other financial institutions at which the Company or any Subsidiary has an account or safe deposit box or maintains a banking, custodial, trading or other similar relationship (b) a true and complete list and description of each such account, box and relationship, indicating in each case the account number and the names of the respective officers, employees, agents or other similar representatives of the Company or any Subsidiary having signatory power with respect thereto and
(c) a list of each Investment Asset, the name of the record and beneficial owner thereof, the location of the certificates, if any, therefor, the maturity date, if any, and any stock or bond powers or other authority for transfer granted with respect thereto.

                  3.25 NO POWERS OF ATTORNEY. Except as set forth in SECTION
3.25 OF THE DISCLOSURE SCHEDULE, neither the Company nor any Subsidiary has any powers of attorney or comparable delegations of authority outstanding.

                  3.26 ACCOUNTS RECEIVABLE. Except as set forth in SECTION 3.26 OF THE DISCLOSURE SCHEDULE, the accounts and notes receivable of the Company and the Subsidiaries reflected on the balance sheet included in the Unaudited Financial Statements, and all accounts and notes receivable arising subsequent to the Unaudited Financial Statement Date, (i) arose from BONA FIDE sales transactions in the ordinary course of business and are payable on ordinary trade terms, (ii) are legal, valid and binding obligations of the respective debtors enforceable in accordance with their terms, (iii) are not subject to any valid set-off or counterclaim, (iv) do not represent obligations for goods sold on consignment, on approval or on a sale-or-return basis or subject to any other repurchase or return arrangement and (v) are not the subject of any Actions or Proceedings brought by or on behalf of the Company or any Subsidiary.

                  3.27 INVENTORY. All inventory of the Company and the Subsidiaries reflected on the balance sheet included in the Unaudited Financial Statements consisted, and all such inventory acquired since the Unaudited Financial Statement Date consists, of a quality and quantity usable and salable in the ordinary course of business consistent with past practice, subject to normal and customary allowances in the industry for spoilage, damage and outdated items. Except as disclosed in the notes to the Unaudited Financial Statements, all items included in the inventory of the Company and the Subsidiaries are the property of the Company and the Subsidiaries, free and clear of any Lien other than Permitted Liens, and any Liens disclosed in SECTION 3.15(a) OF THE DISCLOSURE SCHEDULE, have not been pledged as collateral, are not held by the Company or any Subsidiary on consignment from others and conform in all material respects to all standards applicable to such inventory or its use or sale imposed by Governmental or

Regulatory Authorities. The value of all inventory that have an expiration date occurring within six (6) months of the date of this Agreement does not exceed $200,000.

                  3.28 NO GUARANTEES. None of the Liabilities of the Company or any Subsidiary is guaranteed by or subject to a similar contingent obligation of any other Person (other than the Company or any Subsidiary), nor have the Company or any Subsidiary guaranteed or become subject to a similar contingent obligation in respect of the Liabilities of any customer, supplier or other Person (other than the Company or any Subsidiary).

                  3.29 REGULATORY MATTERS.

                  (a) Except as set forth in SECTION 3.29(a) OF THE DISCLOSURE SCHEDULE, (i) the Company and the Subsidiaries are, and at all times since January 1, 2001, have been, in full compliance with each Food and Drug Legal Requirement that is or was applicable to the Company and the Subsidiaries, the conduct of their business or the ownership or use of their Assets and Properties, except for those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect,
(ii) no event has occurred or circumstance exists that (with or without notice or lapse of time) (A) would be reasonably likely to constitute or result in a violation by the Company or any Subsidiary of, or a failure on the part of the Company or any Subsidiary to comply with, any Food and Drug Legal Requirement or
(B) would be reasonably likely to give rise to any obligation on the part of the Company or any Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, with the exception of those violations, failures to comply or obligations that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect and
(iii) none of Sellers, the Company or any Subsidiary has received, at any time since January 1, 2001, any notice or other communication (whether oral or written) from any Governmental Authority or any other Person regarding (A) any actual, alleged, possible or potential violation of, or failure to comply with, any Food and Drug Legal Requirement or (B) any actual, alleged, possible or potential obligation on the part of the Company or any Subsidiary to undertake, or to bear all or any portion of the cost of, any remedial action of any nature, with the exception of those violations, failures to comply or obligations that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. "FOOD AND DRUG LEGAL REQUIREMENT" means any Applicable Law, policy, regulation or procedure of the FDA or FTC or other Governmental Authority relating to the manufacture, labeling, promotion, sale, safety or efficacy of the products of the Company or any Subsidiary or their regulation.

                  (b) Except as disclosed in SCHEDULE 3.29(b)(i), the raw materials, food, drug and dietary supplements of the Company and the Subsidiaries since January 1, 2001 (i) have not been adulterated or misbranded within the meaning of the Federal Food, Drug and Cosmetic Act (the "FFDC ACT"), or within the meaning of any Applicable Law, (ii) have not been articles which may not, under the provisions of Section 404, 505 and 512 of the FFDC Act, be introduced into interstate commerce, (iii) have been wholesome and fit for human consumption, (iv) have been free of contamination and defects (v) have been merchandise which may be legally transported or sold under the provisions of any applicable Law, (vi) have been exposed to only those chemicals or sprays approved by applicable Governmental
Authorities; and any residue or excess of the amount allowed by any such Governmental Authorities has been removed therefrom and are merchantable by the Company and the Subsidiaries and
(viii) have not been subject to The Safe Drinking Water and Toxic Enforcement Act of 1986, as amended, promulgated by the State of California (commonly known as Proposition 65). Except as disclosed in SECTION 3.29(b)(ii) OF THE DISCLOSURE SCHEDULE, since January 1, 2001, all claims made by the Company or any Subsidiary with respect to any of the raw materials, foods, drugs or dietary supplements used in their business or manufactured or supplied by the Company or any Subsidiary (whether same appears on the product, or its packaging, labeling, inserts thereto, or advertising related thereto, or otherwise), are supported by scientific substantiation as is required by the FDA, FTC and industry standards to show that they are truthful and are not misleading, except for those claims whose failures to be supported would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Products manufactured, sold or delivered by the Company or any Subsidiary since January 1, 2001 have not been labeled or promoted as a treatment, prevention or cure for any specific disease or condition. Except as disclosed in SCHEDULE 3.29(b)(iii), none of the products manufactured, sold or delivered by the Company or any Subsidiary currently or since January 1, 2001 contains or contained any of the products listed in ANNEX 3.

                  (c) The Company has not made any false representation or misleading statement about its products and services, including the quality or properties of such products and services, and has not been engaged in any other unfair trade practices whether in advertising, printed material, web site or otherwise with respect to the products and services offered by the Company, other than those statements whose failure to be truthful and not misleading, and those unfair trade practices, that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (d) All dietary ingredients used in the manufacture of products by the Company and the Subsidiaries were in the market in the United States prior to October 15, 1994. All fillers, shellacs, processing aids, colors and flavors that either the Company or a Subsidiary uses in its manufacture of their products are (i) "Generally Recognized as Safe" as determined by the FDA or (ii) food additives approved by the FDA. All imported raw materials that the Company or any of its Subsidiaries use in the manufacture of products are legally available in the United States and no import alert restricts the importation of any raw materials used by the Company or any Subsidiary in the manufacture of their products.

                  (e) The Company and the Subsidiaries are operating, and at all times since January 1, 2001, have operated, all of their facilities (whether owned or leased) in compliance with the current "Good Manufacturing Practices" for dietary supplements as proposed in 21CFR Parts 111 and 112, other than those failures to comply that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                  (f) All products sold by the Company and the Subsidiaries are properly registered, notified or otherwise imported in all applicable foreign jurisdictions to permit the lawful sale of the same and all potencies thereof are of a level permitted by the relevant Governmental Authorities and Applicable Laws.

                  (g) Each product manufactured, sold, or delivered by the Company or a Subsidiary has been in conformity with internal product specifications, contractual commitments and all express and implied warranties except for those immaterial failures to be in conformity. The Company has not incurred any material Liability (and there is no basis for any present or future Action or Proceeding giving rise to any such Liability) for replacement or repair of such products or similar damages in connection therewith. Except as set forth in SECTION 3.29(g) OF THE DISCLOSURE SCHEDULE, no product manufactured, sold, or delivered by the Company or any Subsidiary is subject to any guaranty, warranty, or other indemnity beyond the applicable standard terms and conditions of sale. SECTION 3.29(g) OF THE DISCLOSURE SCHEDULE includes copies of the standard terms and conditions of sale for the Company (containing applicable guaranty, warranty, and indemnity provisions). The Company has no Liability (and there is no basis for any present or future Action or Proceeding giving rise to any Liability) arising out of any injury to individuals or property as a result of the ownership, possession, or use of any product manufactured, sold, or delivered by the Company or any Subsidiary, other than those Liabilities that would not be reasonably likely to have, individually or in the aggregate, a Material Adverse Effect.

                                      * * *

                  (i) Except as set forth in SECTION 3.29(i) OF THE DISCLOSURE SCHEDULE, during the past three (3) year period ending on a date as near the Closing Date as is reasonably practicable, neither the Company nor any Subsidiary has received any return or series of related returns of product manufactured, sold or delivered by the Company or any of the Subsidiaries in excess of $5,000 per return or series of related returns.

                  3.30 BROKERS. Except for Staley Capital Advisors, whose fees, commissions and expenses are the sole responsibility of Sellers, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by the Company and Sellers directly with Purchaser without the intervention of any Person on behalf of the Company or any Seller in such manner as to give rise to any valid claim by any Person against Purchaser, the Company or any Subsidiary for a finder's fee, brokerage commission or similar payment.

                  3.31 DISCLAIMER. EXCEPT AS CONTAINED HEREIN, THE COMPANY AND THE SELLERS MAKE NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER AND HEREBY EXPRESSLY DISCLAIM ALL OTHER WARRANTIES INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE. THE COMPANY AND THE SELLERS HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO THE COMPANY OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF THE COMPANY OR ANY OF ITS SUBSIDIARIES OR OTHERWISE

IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE III.

         Without limiting the generality of the foregoing, except as specifically provided in this Agreement, neither the Company nor any Seller, nor any, officer, director, employee, shareholder, agent, Affiliate or representative of the Company or any Seller has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of the Company and its Subsidiaries made available to Atrium and Purchaser, including due diligence materials, or in any presentation of the business of the Company and its Subsidiaries by management of the Company or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that, except as specifically provided in this Agreement, any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by the Company and its representatives are not and shall not be deemed to be or to include representations or warranties of the Company or the Sellers.

                                   ARTICLE IV

             REPRESENTATIONS AND WARRANTIES OF ATRIUM AND PURCHASER

                  Each of Atrium and Purchaser hereby represents and warrants to each Seller as follows:

                  4.01 ORGANIZATION. Atrium is a corporation duly organized, validly existing and in good standing under the Laws of Canada. Purchaser is a corporation duly organized, validly existing and in good standing under the Laws of the State of Delaware. Each of Atrium and Purchaser has full corporate power and authority to execute and deliver this Agreement and the Operative Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby, and to conduct its business as and to the extent now conducted and to own, use and lease its Assets and Properties.

                  4.02 AUTHORITY. The execution and delivery by each of Atrium and Purchaser of this Agreement and the Operative Agreements to which it is a party, and the performance by each of Atrium and Purchaser of its obligations hereunder and thereunder, have been duly and validly authorized by the Board of Directors of Atrium and Purchaser, no other corporate action on the part of Atrium or Purchaser or their respective stockholders being necessary that has not been obtained. This Agreement has been duly and validly executed and delivered by each of Atrium and Purchaser and constitutes, and upon the execution and delivery by each of Atrium and Purchaser of the Operative Agreements to which it is a party, such Operative Agreements will constitute legal, valid and binding obligations of each of Atrium and Purchaser enforceable against each of Atrium and Purchaser in accordance with their terms, except to the extent that enforceability thereof may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar Laws affecting the enforcement of creditor's rights generally and by general

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principles of equity (regardless of whether or not enforcement is sought in a proceeding at law or in equity).

                  4.03 NO CONFLICTS. The execution and delivery by each of Atrium and Purchaser of this Agreement do not, and the execution and delivery by each of Atrium and Purchaser of the Operative Agreements to which it is a party, the performance by each of Atrium and Purchaser of their obligations under this Agreement and such Operative Agreements and the consummation of the transactions contemplated hereby and thereby will not:

                  (a) conflict with or result in a violation or breach of any of the terms, conditions or provisions of the articles of incorporation or bylaws (or other comparable corporate charter document) of Atrium or Purchaser;

                  (b) subject to obtaining the consents, approvals and actions, making the filings and giving the notices disclosed in SCHEDULE 4.04 hereto, conflict with or result in a violation or breach of any term or provision of any Law or Order applicable to Atrium or Purchaser or any of their Assets and Properties; or

                  (c) except as disclosed in SCHEDULE 4.03 hereto, (i) conflict with or result in a violation or breach of, (ii) constitute (with or without notice or lapse of time or both) a default under, (iii) require Atrium or Purchaser to obtain any consent, approval or action of, make any filing with or give any notice to any Person as a result or under the terms of, (iv) result in or give to any Person any right of termination, cancellation, acceleration or modification in or with respect to, (v) result in or give to any Person any additional rights or entitlement to increased, additional, accelerated or guaranteed payments under, or (vi) result in the creation or imposition of any Lien upon Atrium or Purchaser or any of their respective Assets and Properties under, any Contract or License to which Atrium or Purchaser is a party or by which any of their respective Assets and Properties is bound.

                  4.04 GOVERNMENTAL APPROVALS AND FILINGS. Except as disclosed in SCHEDULE 4.04 hereto, no consent, approval or action of, filing with or notice to any Governmental or Regulatory Authority on the part of Atrium or Purchaser is required in connection with the execution, delivery and performance of this Agreement or the Operative Agreements to which it is a party or the consummation of the transactions contemplated hereby or thereby.

                  4.05 LEGAL PROCEEDINGS. There are no Actions or Proceedings pending or, to the Knowledge of Atrium or Purchaser, threatened against, relating to or affecting Atrium or Purchaser or any of its Assets and Properties which (i) would be reasonably likely to result in the issuance of an Order restraining, enjoining, altering, materially delaying or otherwise prohibiting or making illegal the consummation of any of the transactions contemplated by this Agreement or any of the Operative Agreements, or (ii) if determined adversely to Atrium or Purchaser, would be reasonably likely to result in (x) any injunction or other equitable relief against Atrium or Purchaser that would interfere in any material respect with its business or operations or (y) a Purchaser Material Adverse Effect, either individually or in the aggregate, with other such Actions or Proceedings.

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

                  4.06 PURCHASE FOR INVESTMENT. The Shares will be acquired by Purchaser (or, if applicable, its assignee pursuant to SECTION 15.09(b)) for its own account for the purpose of investment, and not with a view to, or for sale in connection with, any distribution thereof within the meaning of the Securities Act. Purchaser acknowledges the Shares are not registered under the Securities Act or any applicable state or foreign securities Law, and that such Shares may not be transferred or sold except pursuant to the registration provisions of such Securities Act or pursuant to an applicable exemption therefrom and pursuant to state and foreign securities Laws and regulations as applicable. Purchaser (or such assignee, as the case may be) will refrain from transferring or otherwise disposing of any of the Shares, or any interest therein, in such manner as to cause Seller to be in violation of the registration requirements of the Securities Act or applicable state securities or blue sky Laws.

                  4.07 CAPITAL STOCK. The Atrium Shares issuable as the Share Payment have been duly authorized by Atrium and reserved for issuance pursuant to this Agreement and, when issued and delivered as partial consideration for the purchase of the Shares in accordance with the terms hereof, will be validly issued, fully paid and non-assessable. All Atrium Shares issued as the Share Payment will be free of preemptive or similar rights. The Atrium Shares are listed and posted for trading on the TSX.

                  4.08 BROKERS. Except for RBC Dominion Securities Inc., whose fees, commissions and expenses are the sole responsibility of Atrium and/or Purchaser, all negotiations relative to this Agreement and the transactions contemplated hereby have been carried out by Atrium and Purchaser directly with Sellers without the intervention of any Person on behalf of Atrium and Purchaser in such manner as to give rise to any valid claim by any Person against any Seller, the Company or any Subsidiary for a finder's fee, brokerage commission or similar payment.

                  4.09 REPORTS. The forms, reports and documents filed by Atrium with the Autorite des marche financiers and other securities regulators in Canada (the "COMMISSIONS") since March 30, 2005 (the "REPORTS") constitute all material forms, reports and documents required to be filed by Atrium under the Canadian and provincial securities legislation (the "SECURITIES LAWS") since that date. As of their respective dates, the Reports (i) complied as to form in all material respects with the applicable requirements of the Securities Laws and (ii) did not contain any untrue statements of material facts or omit material facts required to be stated therein or necessary in order to make the statements therein, in light of the circumstances in which they were made, not misleading as existing at the time of filing. No subsidiary of Atrium is required to file any form, report or other document with the Commissions. The financial statements included in the Reports (the "ATRIUM FINANCIAL STATEMENTS")
(a) have been prepared from, and are in accordance with, the Books and Records of Atrium and its subsidiaries, (b) complied in all material respects with applicable accounting requirements and with the published rules and regulations of the Commissions with respect thereto, (c) have been prepared in accordance with the applicable GAAP applied on a basis consistent with the past practices of Atrium (except as may be indicated in the notes thereto) and (d) fairly present in all material respects the consolidated financial position and the consolidated results of operations and cash flows (and changes in financial position, if any) of Atrium and its subsidiaries as of the times and for the periods referred to therein. Atrium and its subsidiaries have maintained their respective

 Books and Records in a manner sufficient to permit the preparation of the Atrium Financial Statements in accordance with the applicable GAAP.

                  4.10 ABSENCE OF CHANGES. Since September 30, 2005, (i) there has not been any event, occurrence, development or facts which, individually or together with other such events, developments, occurrences or facts, has had or would reasonably be likely to have a Purchaser Material Adverse Effect and (ii) other than in the balance sheet included in the financial statements of Atrium dated September 30, 2005 or in the notes thereto or as disclosed in SCHEDULE
4.10 hereto, there are no Liabilities against, relating to or affecting Atrium or Purchaser, any of their subsidiaries or any of their respective Assets and Properties which would be required to be included on a balance sheet prepared or the notes thereto in accordance with applicable GAAP, other than Liabilities incurred in the ordinary course of business consistent with past practice.

                  4.11 ABSENCE OF CANADIAN RESALE RESTRICTIONS. No document will be required to be filed (other than any insider reports, if applicable), no proceeding will be required to be taken and no approval, permit, consent, order or authorization will be required to be obtained from any Governmental or Regulatory Authority, including any Canadian provincial securities regulator, to permit a holder of Atrium Shares issued pursuant to this Agreement to resell such Atrium Shares, PROVIDED that the requirements of National Instrument 45-102 of the Canadian Securities Administrators are satisfied.

                  4.12 DISCLAIMER. EXCEPT AS CONTAINED HEREIN, ATRIUM AND
THE PURCHASER MAKE NO OTHER REPRESENTATIONS OR WARRANTIES WHATSOEVER AND HEREBY EXPRESSLY DISCLAIM ALL OTHER WARRANTIES INCLUDING, WITHOUT LIMITATION, IMPLIED WARRANTIES OF TITLE, MERCHANTABILITY, NON-INFRINGEMENT AND FITNESS FOR A PARTICULAR PURPOSE. ATRIUM AND THE PURCHASER HAVE NOT MADE ANY REPRESENTATIONS OR WARRANTIES, EXPRESS OR IMPLIED, OF ANY NATURE WHATSOEVER RELATING TO ATRIUM OR ANY OF ITS SUBSIDIARIES OR THE BUSINESS OF ATRIUM OR ANY OF ITS SUBSIDIARIES OR OTHERWISE IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED HEREBY, OTHER THAN THOSE REPRESENTATIONS AND WARRANTIES EXPRESSLY SET FORTH IN THIS ARTICLE IV.


         Without limiting the generality of the foregoing, except as specifically provided herein, neither Atrium nor the Purchaser, nor any, officer, director, employee, shareholder, agent, Affiliate or representative of Atrium or the Purchaser has made, and shall not be deemed to have made, any representations or warranties in the materials relating to the business of Atrium and its Subsidiaries made available to the Company and the Sellers, including due diligence materials, or in any presentation of the business of Atrium and its Subsidiaries by management of Atrium or others in connection with the transactions contemplated hereby, and no statement contained in any of such materials or made in any such presentation shall be deemed a representation or warranty hereunder or otherwise. It is understood that, except as specifically provided herein, any cost estimates, projections or other predictions, any data, any financial information or any memoranda or offering materials or presentations, including but not limited to, any offering memorandum or similar materials made available by Atrium and its representatives are not and shall not be deemed to be or to include representations or warranties of Atrium or Purchaser.

                                   ARTICLE V

                              COVENANTS OF SELLERS

                  Each Seller covenants and agrees with Purchaser that, at all times from and after the date hereof, for the periods specified below or, if no period is specified therein, indefinitely, each Seller will comply with all covenants and provisions of this ARTICLE V, except to the extent Purchaser may otherwise consent in writing.

                  5.01 BOOKS AND RECORDS. If at any time after the Closing any Seller discovers in its possession or under its control any Books and Records, it will forthwith deliver such Books and Records to Purchaser.

                  5.02 NONSOLICITATION; NONCOMPETITION. (a) Each of the Lioon Shareholders, for a period of five (5) years from the Closing Date (the "RESTRICTED PERIOD"), refrain from, either alone or in conjunction with any other Person, or directly or indirectly through his or its present or future Affiliates, except at the direction of Atrium or Purchaser:

                  (i) employing, engaging or seeking to employ or engage any Person (including L. Douglas Lioon, Jeffrey D. Lioon, Samuel Lioon, or any of the Management Shareholders) who within the prior eighteen (18) months had been an officer or employee of the Company or a Subsidiary, unless such officer or employee is terminated by the Company or any Subsidiary after the Closing Date;

                  (ii) causing or attempting to cause (A) any client, customer or supplier of the Company or any Subsidiary to terminate or materially reduce its business with the Company and the Subsidiaries or (B) any officer, employee or consultant of the Company or any Subsidiary to resign or sever a relationship with the Company or a Subsidiary; or

                  (iii) disclosing (unless compelled by judicial or administrative process) or using any confidential or secret information relating to the Company or any of the Subsidiaries or any of their respective clients, customers or suppliers except (i) to his or her representatives (with the applicable Lioon Shareholder being responsible for any breach of the terms hereof by any such representative) or (ii) as required by applicable Law, Order, regulation, ruling or rule of any stock exchange after giving as much notice as is reasonably practical under the circumstances to permit the Company to attempt to obtain a protective order enjoining such disclosure. In addition, such information may be disclosed by a Lioon Shareholder to the extent that such information (A) is or becomes generally publicly available other than as a result of disclosure by such Lioon Shareholder or his representatives, (B) is disclosed to such Lioon Shareholder by a third party which, to the Knowledge of such Shareholder, is not bound by a confidentiality agreement or other legal or fiduciary obligation to keep such information confidential, provided such third party has informed such Lioon Shareholder that it is not so bound or

         (D) was in the possession of such Lioon Shareholder on a non-confidential basis prior to disclosure by such party.


                  (b) Each of the Lioon Shareholders will, during the Restricted Period, refrain from, either alone or in conjunction with any other Person, or directly or indirectly through his or its present or future controlled Affiliates participating or engaging in (other than through the ownership of five percent (5%) or less of any class of securities registered under the Securities Exchange Act of 1934, as amended or listed on a foreign exchange), or otherwise lending assistance (financial or otherwise) to any Person participating or engaged in, any of the lines of business in which the Company or any of the Subsidiaries is participating or engaged at any time during the Restricted Period in the United States and in any other jurisdiction in which the Company or a Subsidiary participates or engages in such line of business during the Restricted Period. Each T.A. Shareholder which is an investment fund represents that it and its controlled affiliated investment funds and any investment funds created or controlled by T.A. Associates or any of its Affiliates are not currently in active negotiation (either directly or indirectly through its managers, employees, officers, directors, agents, consultants and advisors (collectively "T.A. REPRESENTATIVES")) of an investment (whether by acquisition, merger, consolidation, or other business combination) in a nutritional supplement company in the health care professional channel (as defined in the Nutrition Business Journal) in the United States or any other jurisdiction in which the Company or a Subsidiary currently participates or engages in such line of business. The parties acknowledge that certain of the T.A. Shareholders and/or their Affiliates currently have an investment in Natrol, Inc. and the parties agree that such investment does not violate the terms of this Agreement.


                  (c) Each of the T.A. Shareholders will, for a period of three
(3) years from the Closing Date (the "RESTRICTED PERIOD"), refrain from, either alone or in conjunction with any other Person, or directly or indirectly through his or its present or future portfolio companies that are controlled by such T.A. Shareholder or any investment funds created or controlled by T.A. Associates or any of its Affiliates:

                  (i) employing, engaging or seeking to employ or engage L. Douglas Lioon, Jeffrey D. Lioon, Samuel Lioon, or any of the Management Shareholders unless such officer or employee is terminated by the Company or any Subsidiary after the Closing Date, PROVIDED, HOWEVER, that the foregoing prohibitions shall not apply to engaging or seeking to engage such persons as members of any board of directors or similar governing body; PROVIDED that, in either case, with respect to the Lioon Shareholders paragraph (b) above shall continue to apply;

                  (ii) disclosing (unless compelled by judicial or administrative process) or using any confidential or secret information relating to the Company or any of the Subsidiaries or any of their respective clients, customers or suppliers; PROVIDED, HOWEVER, that each T.A. Shareholder may disclose information relating to the consummation of the transactions contemplated by this Agreement and the Operative Documents, the financing terms of such transactions and the terms and timing of its investments in the Company (i) to its T.A. Representatives (with the applicable T.A. Shareholder being responsible for any breach of the terms hereof by any T.A. Representative) and to its investors, members and limited partners or (ii) as required by applicable Law, Order, regulation, ruling or rule of any stock exchange after giving as much notice as is reasonably practical under the circumstances to permit the Company to attempt to obtain a protective order enjoining such disclosure. In addition, such information may be disclosed by a T.A. Shareholder to the extent that such information (A) was independently developed or derived by such T.A. Shareholder without the use or application of such information, (B) is or becomes generally publicly available other than as a result of disclosure by such T.A. Shareholder or its T.A. Representatives, (C) is disclosed to such T.A. Shareholder by a third party which, to the Knowledge of such T.A. Shareholder, is not bound by a confidentiality agreement or other legal or fiduciary obligation to keep such information confidential, PROVIDED such third party has informed such T.A. Shareholder that it is not so bound or (D) was in the possession of such T.A. Shareholder on a non-confidential basis prior to disclosure by such party.


                  (d) Each of the Lioon Shareholders and the T.A. Shareholders acknowledges that the provisions of this SECTION 5.02 are of material importance to the Purchaser and that the Purchaser would not have consummated the transactions contemplated by this Agreement in the absence of such provisions. Accordingly, each of the Lioon Shareholders and the T.A. Shareholders agrees that it shall not challenge or contest the validity or enforceability of this
SECTION 5.02 (although it may challenge the interpretation of this SECTION 5.02) and if a Seller does so challenge or contest, it shall reimburse Purchaser for all reasonable costs and expenses (including reasonable attorney's fees) incurred in defending any such challenge or contest, regardless of whether such Seller prevails in any such Action or Proceeding.

                  (e) The parties hereto recognize that the Laws and public policies of the various states of the United States may differ as to the validity and enforceability of covenants similar to those set forth in this
SECTION 5.02. It is the intention of the parties that the provisions of this
SECTION 5.02 be enforced to the fullest extent permissible under the Laws and policies of each jurisdiction in which enforcement may be sought, and that the unenforceability (or the modification to conform to such Laws or policies) of any provisions of this SECTION 5.02 shall not render unenforceable, or impair, the remainder of the provisions of this SECTION 5.02. Accordingly, if any provision of this SECTION 5.02 shall be determined to be invalid or unenforceable, such invalidity or unenforceability shall be deemed to apply only with respect to the operation of such provision in the particular jurisdiction in which such determination is made and not with respect to any other provision or jurisdiction.

                  (f) The parties hereto acknowledge and agree that any remedy at Law for any breach of the provisions of this SECTION 5.02 would be inadequate, and each Seller hereby consents to the granting by any court of an injunction or other equitable relief, without the necessity of actual monetary Loss being proved, in order that the breach or threatened breach of such provisions may be effectively restrained.

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                                   ARTICLE VI

                 COVENANTS OF PURCHASER, ATRIUM AND THE COMPANY

                  6.01 INDEMNIFICATION.

                  (a) The Company agrees that all rights to indemnification or exculpation existing in favor of, and all limitations on the personal liability of, each present and former director, officer, employee, affiliate, fiduciary and agent of the Company and its Subsidiaries on or prior to the Closing Date provided for in the respective charter or bylaws shall continue in full force and effect for a period of four (4) years from the Closing Date; PROVIDED, HOWEVER, that all rights to indemnification in respect of any such claims asserted or made within such period shall continue until the disposition of such claims. From and after the Closing Date, the Company also agrees to indemnify and hold harmless, and advance related out-of-pocket expenses to, the present and former officers, directors, stockholders and affiliates of the Company and its Subsidiaries in respect of acts or omissions occurring prior to the Closing Date to the extent provided in the written indemnification agreements listed on
SECTION 6.01(a) OF THE DISCLOSURE SCHEDULE between the Company and/or one or more of its Subsidiaries and any such Persons, PROVIDED, HOWEVER, that the foregoing indemnity with respect to stockholders and affiliates shall only apply to the extent that (x) such claim, as against such a stockholder or affiliate, arises solely as a result of the status of such stockholder or affiliate as a shareholder or affiliate of the Company and does not arise out of, or is otherwise based upon, any other event, action, condition or omission, on the part of such shareholder or affiliate or any other party acting at the direction of such shareholder or affiliate and (y) the existence of any such claim would not constitute a breach of the representation and warranty made by any Seller in this Agreement. Nothing in this SECTION 6.01 shall limit in any manner the indemnification obligations of the T.A. Shareholders or the Lioon Shareholders under SECTION 12.01(a); PROVIDED that the Company shall not be required to make any indemnification payment pursuant to this SECTION 6.01 for, and the amount subject to indemnification shall not include as an independent measure of loss, any amounts payable by such shareholders under SECTION 12.01(a).

                  (b) As soon as practicable following the Closing Date, the Company shall purchase an extended reporting period endorsement under the Company's existing directors' and officers' liability insurance coverage for the Company's directors and officers that shall provide such directors and officers with coverage for six (6) years following the Closing Date of not less than the existing coverage and have other terms not materially less favorable to, the insured persons than the directors' and officers' liability insurance coverage presently maintained by the Company. The Company shall maintain such policy in full force and effect, and continue to honor the obligations thereunder.

                  (c) The obligations under this SECTION 6.01 shall not be terminated or modified in such a manner as to adversely affect any indemnified party to whom this SECTION 6.01 applies without the consent of such affected indemnified party (it being expressly agreed that the indemnified parties to whom this SECTION 6.01 applies shall be third party beneficiaries of this
SECTION 6.01 and shall be entitled to enforce the covenants contained herein).

                  (d) In the event the Company or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, to the extent necessary proper provision shall be made so that the successors and assigns of the Company assume the obligations set forth in this SECTION 6.01.

                  6.02 COMPANY EMPLOYEE BENEFIT PLANS.

                  (a) Each of Purchaser and Atrium acknowledges that consummation of the transactions contemplated by this Agreement will constitute a change in control of the Company (to the extent such concept is applicable) for purposes of the Company's Plans.

                  (b) Except as provided otherwise in the Employment Agreements, until the first anniversary of the Closing Date, the Company shall, and shall cause its Subsidiaries to, provide all persons who were employed by the Company and the Subsidiaries immediately preceding the Closing Date, including those on vacation, leave of absence or disability (the "ELIGIBLE EMPLOYEES") with substantially the same levels of employee benefits (including contribution levels) provided to the Eligible Employees immediately prior to the date of this Agreement to the extent disclosed to Atrium or Purchaser prior to the Closing. To the extent permitted under the relevant plans, the Company shall, and shall cause its Subsidiaries to recognize the service with the Company and the Subsidiaries prior to the Closing (based upon the Company's service records as provided to Atrium) of the Eligible Employees for all purposes of such employee benefits; PROVIDED, HOWEVER, that such recognition shall not result in a duplication of benefits. To the extent permitted under the relevant plan, the Company shall, and shall cause its Subsidiaries, not to treat any Eligible Employee as a "new" employee for purposes of any exclusions under any health or similar plan of the Company and the Subsidiaries for a pre-existing medical condition, and any deductibles and co-pays paid under any of the Company's or any of the Subsidiaries' health plans shall be credited towards deductibles and co-pays under the health plans of the Company and the Subsidiaries. The Company shall, and shall cause its Subsidiaries to use their commercially reasonable efforts to make appropriate arrangements with their insurance carrier(s) to accomplish such results. To the extent permitted under the relevant plans, after the Closing, the Company shall, and shall cause its Subsidiaries to honor all obligations that accrued prior to the Closing under the Company's and the Subsidiaries' vacation and incentive plans to the extent such obligations were disclosed to Purchaser.

                  6.03 TRADING STATUS. In the event that Atrium changes the stock exchange on which the Atrium Shares are currently traded or changes its status under the federal and provincial securities Laws of Canada in such a manner that would adversely affect the ability of any holder of the Atrium Shares to sell such shares, then Atrium agrees to use its commercially reasonable efforts until the date that is forty-eight (48) months following the Closing Date to provide the Lioon Shareholders, the Management Shareholders and the Company Option holders with a substantially comparable level of liquidity with respect to the Atrium Shares as they would have had if such changes had not occurred (including providing standard registration rights to the extent reasonably necessary to provide such level of liquidity); PROVIDED that (i) the foregoing shall not restrict Atrium from engaging in, or apply in the event of, any merger, consolidation, reorganization, going private transaction or similar corporate transaction or (ii) where the Board of Directors of Atrium determines in good faith that taking or failing to take any action which would result in a violation of the above is necessary to enable the Board of Directors to discharge properly its fiduciary duties to act in the best interests of Atrium. The provisions of this SECTION 6.03 are intended to be for the benefit of the Persons receiving Atrium Shares pursuant to this Agreement and they shall be deemed third party beneficiaries and entitled to enforce the covenants contained herein.

                                  ARTICLE VII

                             [Intentionally Omitted]



                                  ARTICLE VIII

                             [Intentionally Omitted]



                                   ARTICLE IX

                       TAX MATTERS AND POST-CLOSING TAXES

                  9.01 TAX FILINGS.

                  (a) The Company has prepared (or caused to be prepared) and timely filed all Tax Returns of the Company with respect to any Taxable periods ending on or before the Closing Date that are required to be filed on or prior to the Closing Date ("PRE-CLOSING TAXABLE PERIOD") and has paid any and all Taxes ("PRE-CLOSING TAXES") due in respect of such Tax Returns. Atrium will file (or cause to be filed) all Tax Returns relating to the Company that are not required to be filed by the Company pursuant to the preceding sentence.

                  (b) Atrium shall prepare (or cause to be prepared) and file (or cause to be filed) when due all Tax Returns that are required to be filed by or with respect to the Company after the Closing Date and any Taxes due in respect of such Tax Returns shall be timely remitted by the Company. Atrium shall (i) file such Tax Returns in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing such Tax Returns (including, without limitation, any such position, election or method which would have the effect of accelerating income or deferring deductions) except solely to the extent that taking a consistent position would reasonably be determined by the parties to be inappropriate under applicable Tax Laws, PROVIDED, HOWEVER, that if there is any dispute between the parties regarding the proper filing of any Tax Return, the Independent Accountant shall resolve any such dispute and the determination of the Independent Accountant will be binding on the parties and (ii) deliver such Tax Return to the Sellers' Representative for its review at least forty-five (45) days prior to the date on which such Tax Return is required to be filed. If the Sellers'

Representative disputes any item on such Tax Return, it shall notify Atrium of such disputed item (or items) and the basis for its objection and Atrium shall make such revisions to such Tax Returns as are reasonably requested by the Sellers' Representative (other than any revisions that are contrary to a determination of the Independent Accountant).

                  (c) With respect to Tax Returns that are required to be filed by or with respect to the Company for any Tax period that begins before and ends after the Closing Date (such periods, "STRADDLE PERIODS" and such Tax Returns, "STRADDLE RETURNS"), such Straddle Returns shall be prepared in a manner consistent with past practice (unless otherwise required by Law. Atrium shall (i) file any Straddle Returns in a manner consistent with past practice and no position shall be taken, election made or method adopted that is inconsistent with positions taken, elections made or methods used in prior periods in filing Tax Returns (including, without limitation, any such position, election or method which would have the effect of accelerating income or deferring deductions) except solely to the extent that taking a consistent position would reasonably be determined by the parties to be inappropriate under applicable Tax Laws, provided, however, if there is any dispute between the parties regarding the proper filing of any Tax Return, the Independent Accountant shall resolve any such dispute and the determination of the Independent Accountant will be binding on the parties and (ii) deliver any Straddle Return to the Sellers' Representative for its review at least forty-five (45) days prior to the date on which such Tax Return is required to be filed. If the Sellers' Representative disputes any item on such Tax Return, it shall notify Atrium of such disputed item (or items) and the basis for its objection and Atrium shall make such revisions to such Tax Returns as are reasonably requested by the Sellers' Representative (other than any revisions that are contrary to a determination of the Independent Accountant).

                  (d) In the case of any Taxes of the Company that are payable with respect to Straddle Periods, the portion of any such Taxes that are attributable to the portion of the Straddle Period that ends on the Closing Date shall (i) in the case of Taxes that are based upon or related to income or receipts shall be determined based on an interim closing of the books as of the close of business on the Closing Date and (ii) in the case of other Taxes be allocated pro rata per day between the period ending on the Closing Date and the period beginning after the Closing Date. For purposes of clause (i) of the preceding sentence, any exemption, deduction, credit or other item that is calculated on an annual basis shall be allocated pro rata per day between the period ending on the Closing Date and the period beginning after the Closing Date. The parties hereto will, to the extent permitted by applicable Law, elect with the relevant Tax authority to treat a portion of any Straddle Period as a short Taxable period ending as of the close of business on the Closing Date.

                  9.02 TAX COOPERATION. The Sellers' Representative and Atrium shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to SECTION 9.01 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other party's request) the provision of records and information that are reasonably relevant to any such audit, litigation or other proceeding and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

                  9.03 TAX INDEMNIFICATION.

                  (a) After the Closing Date, the T.A. Shareholders and the Lioon Shareholders will indemnify and hold harmless Atrium, Purchaser and the Company from and against Losses, in accordance with the terms and limitations of
ARTICLE XI and ARTICLE XII hereof (to the extent not inconsistent with the provisions of ARTICLE XII), resulting from, arising out of or relating to (i) any Taxes of the Company (or any Subsidiary) relating to (x) any periods ending on or before the Closing Date and (y) that portion of any Straddle Period that ends on the Closing Date (calculated as set forth in SECTION 9.01(d) above) and
(ii) without duplication of amounts in clause (i), any Taxes resulting from a breach of representations in SECTION 3.10. The indemnity provided in the foregoing sentence shall include, without limitation, any Tax Liability arising by reason of the Company being severally liable for any Taxes of another Person pursuant to Treasury Regulation section 1.1502-6 or any analogous state, local or foreign Tax provision, by Contract, as a transferee or otherwise; PROVIDED, HOWEVER, that in the case of the above SECTION 9.03(a), each of the T.A. Shareholders and the Lioon Shareholders shall be severally liable (in accordance with SECTION 15.16) only to the extent that such Taxes are in excess of the amount, if any, identified as reserves for such Taxes (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) on the face of the unaudited September 30, 2005 balance sheet, as such reserve is adjusted for operation of the business of the Company and its Subsidiaries from the September 30, 2005 balance sheet through the Closing Date in accordance with past custom and practice of the Company and any Subsidiary.

                  (b) After the Closing Date, Atrium will be liable for and indemnify and hold harmless the Sellers from and against Losses in accordance with the terms and limitations of ARTICLE XI and ARTICLE XII hereof (to the extent not inconsistent with the provisions of this ARTICLE IX) resulting from, arising out of or relating to any Taxes of Atrium, the Purchaser or the Company (or any Subsidiary) relating to (x) any periods beginning after the Closing Date and (y) that portion of any Straddle Period beginning after the Closing Date (calculated as set forth in SECTION 9.01(d) above).

                                      * * *

                                      * * *

                  9.04 TRANSFER TAXES. Atrium shall pay all sales, use, transfer, real property transfer, recording, gains, stock transfer and other similar Taxes and fees ("TRANSFER TAXES") arising out of or in connection with the transactions effected pursuant to this Agreement, and shall indemnify, defend, and hold harmless the Sellers, on an after-Tax basis, with respect to such Transfer Taxes. Sellers shall file all necessary documentation and Returns with respect to such Transfer Taxes.

                  9.05 TAX SHARING AGREEMENT. Any Tax sharing agreements, Tax settlement agreements or similar arrangements, formal or informal, that may exist between the Company or any Subsidiary and any Seller or any Affiliate of such Seller (other than the Company or any Subsidiary) (a "TAX SHARING AGREEMENT") shall terminate as of the Closing Date and, except as specifically provided herein, any obligation to make payments under any Tax Sharing Agreement shall be cancelled as of the Closing Date.

                  9.06 TAX TREATMENT OF INDEMNITY PAYMENT. It is the intention of the parties to treat any indemnity payment made under this Agreement as an adjustment to the Purchase Price for all federal, state, local and foreign Tax purposes, and the parties agree to file their Tax Returns accordingly.

                  9.07 TAX AUDITS AND CONTESTS. Each of the Sellers' Representative, Atrium and the Company shall promptly notify the other parties in writing within ten (10) Business Days from its receipt of notice of any pending or threatened federal, state, local or foreign Tax audits or assessments that may affect the Tax Liabilities of the Company or any Subsidiary, in each case for Taxable periods (or portions thereof) ending on or prior to the Closing Date, provided that the failure of one party to timely notify the other parties of any such Tax audit or assessment pursuant to this sentence shall not increase, decrease or otherwise affect the indemnity right or obligation of either party, so long as such failure does not materially prejudice such other party. Notwithstanding the foregoing, the Sellers' Representative shall have the right to represent the interests of the Company or any Subsidiary and control the conduct and disposition of any Tax audit or administrative or court Action or Proceeding relating to Taxes for any Taxable periods (or portions thereof) ending on or prior to the Closing Date and for which the Sellers may be responsible hereunder, and Atrium and the Company shall have the right to participate in the conduct of any such Action or Proceedings at their own expense; provided that Sellers' Representative will not be permitted to settle or compromise any claim relating to Taxes unless (i) Atrium provides written consent to the settlement or compromise, such consent not to be unreasonably withheld or (ii) Sellers provide written acknowledgment of their liability to indemnify Atrium, Purchaser and the Company with respect to such settlement or compromise to the extent required hereunder. Any Tax audit or administrative or court Action or Proceeding relating to any Tax Return for a Taxable period (i) beginning before the Closing Date and ending after the Closing Date or (ii) ending on or prior to the Closing Date with respect to which Sellers' Representative elects not to control the conduct and disposition of the Tax audit or administrative court Action or Proceeding shall be controlled by Atrium, provided that Atrium shall (x) afford Sellers' Representative and its Tax advisors a reasonable opportunity to participate in the conduct of any administrative or judicial Action or Proceeding regarding or arising out of any audits or assessments, including, without limitation, the right to participate in conferences with Taxing authorities and to submit pertinent materials in support of Sellers' Representative's position and (y) not accept any proposed adjustment or enter into any settlement or agreement in compromise that would result in a claim for indemnification against the Sellers pursuant to this Agreement without the prior written consent of Sellers' Representative, which consent shall not be unreasonably withheld. Atrium agrees that it shall, at its own expense, cooperate fully, and cause the Company and each Subsidiary to cooperate fully, with Sellers' Representative in connection with such audit or Action or Proceeding, including timely furnishing all work papers and other documents requested by any relevant Taxing authority and making relevant employees and officers available in connection with such audit or Action or Proceeding.

                  9.08 EXCLUSIVE REMEDY. The sole and exclusive remedies of the parties hereto with respect to breaches of or claims for indemnification pursuant to this Agreement for Taxes (including breaches of SECTION 3.10) shall be provided for in this ARTICLE IX (as limited by the last sentence of SECTION 12.01(d)), except with respect to a claim on the basis of fraud.


                                   ARTICLE X

                                HVL STOCK OPTIONS

                  10.01 OPTIONS. The Company shall fully vest all Company Stock Options granted under the Company Plans that remain unvested immediately prior to the Closing Date and terminate at the Closing each Company Stock Option outstanding immediately prior to the Closing in exchange for a lump sum payment (less any required Tax or other withholdings) to the holder thereof equal to the product of (i) the excess, if any, of $7.9433985 over the applicable per share exercise price of such Company Stock Option and (ii) the number of Shares subject to such Company Stock Option (the "AGGREGATE OPTION SPREAD"). The applicable Aggregate Option Spread shall be paid by Purchaser to the holder of any Company Stock Option terminated in accordance with the preceding sentence as set forth on Annex 1 hereto. At the Closing, Purchaser shall deliver such cash amount to the Company and the Company shall deliver such cash amount to such holders as soon as possible following the Closing. Any such Atrium Shares payable to such holders shall be delivered to such holders as soon as possible following the Closing Date. As a condition to receiving Atrium Shares pursuant to this SECTION 10.01, each holder of a Company Stock Option shall be required to provide such representations and warranties and enter into such agreements as the Purchaser shall reasonably require.

                                   ARTICLE XI

                    SURVIVAL OF REPRESENTATIONS, WARRANTIES,
                            COVENANTS AND AGREEMENTS

                  11.01 SURVIVAL OF REPRESENTATIONS, WARRANTIES, COVENANTS AND AGREEMENTS.

         Notwithstanding any right of Purchaser (whether or not exercised) to investigate the affairs of the Company and the Subsidiaries or any right of any party (whether or not exercised) to investigate the accuracy of the representations and warranties of the other party contained in this Agreement, Sellers and Purchaser each have the right to rely fully upon the representations, warranties, covenants and agreements of the other contained in this Agreement. The representations, warranties, covenants and agreements of Sellers and Purchaser contained in this Agreement will survive the Closing (a) indefinitely with respect to the covenants and agreements contained in SECTION 15.05; (b) until sixty (60) days after the expiration of all applicable statutes of limitation (including all periods of extension, whether automatic or permissive) with respect to (i) the representations and warranties contained in SECTIONS 2.02, 2.03, 3.02, 3.03 (but only insofar as it relates to the capital stock of the Subsidiaries), 3.10, 3.13 (but only insofar as it relates to ERISA or the Code), 3.30, 4.02 and 4.08 and (ii) the covenants and agreements contained in SECTION 6.03, ARTICLE IX and SECTION 15.03; (c) until the second anniversary of the Closing Date in the case of all other representations and warranties and any covenant or agreement to be performed in whole or in part on or prior to the Closing or (d) with respect to each other covenant or agreement contained in this Agreement, until sixty (60) days following the last date on which such covenant or agreement is to be performed or, if no such date is specified, indefinitely; PROVIDED that any representation, warranty, covenant or agreement that would otherwise terminate in accordance with clause (b), (c) or
(d) above will continue to survive if a Claim Notice or Indemnity Notice (as applicable) shall have been timely given under ARTICLE XII on or prior to such termination date, until the related claim for indemnification has been satisfied or otherwise resolved as provided in ARTICLE XII.

                                  ARTICLE XII

                                 INDEMNIFICATION

                  12.01 INDEMNIFICATION.

                  (a) Except with respect to any claim related to Taxes (including breach of SECTION 3.10), as to which Article IX of this Agreement shall apply, and subject to paragraph (c) of this SECTION 12.01 and the other Sections of this Article XII, (i) each Seller shall severally (and not jointly, in accordance with and subject to SECTION 15.16) indemnify the Purchaser Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to any (A) breach of representation or warranty made by such Seller in this Agreement, and (B) any nonfulfillment of or failure to perform any covenant or agreement on the part of such Seller contained in this Agreement and (ii) * * *

                                 * * *

                  Subject to the other Sections of this ARTICLE XII, (i)
Atrium shall indemnify the Seller Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to (A) any breach of representation or warranty made by Atrium or Purchaser in this Agreement or (B) any nonfulfillment of or failure to perform any covenant or agreement on the part of Atrium or Purchaser contained in this Agreement and (ii) the Company shall indemnify the Seller Indemnified Parties in respect of, and hold each of them harmless from and against, any and all Losses suffered, incurred or sustained by any of them or to which any of them becomes subject, resulting from, arising out of or relating to
(x) any nonfulfillment of or failure to perform any covenant or agreement on the part of the Company contained in this Agreement * * *

                  (c) The maximum aggregate amount of Liability of Sellers (allocated in accordance with SECTION 15.16) for indemnification obligations shall not exceed (x) $8,000,000 in the aggregate under SECTION 12.01(a)(i)(a); PROVIDED that on the first anniversary of the date of the Closing such amount will be reduced to the greater of (i) $4,000,000 and (ii) the aggregate amount of indemnification claims under SECTION 12.01(a)(i)(A) pending at such time (the "PENDING CLAIMS") and; PROVIDED, FURTHER that the limitations in this clause (x) shall not apply to a breach of a representation or warranty contained in SECTION 2.02, 2.03, 3.02 or 3.03 (but only insofar as it relates to the capital stock of the Subsidiaries) (collectively, the "EXCLUSIONS") * * * Notwithstanding the foregoing, the maximum aggregate amount of Liability of Sellers (allocated in accordance with SECTION 15.16) for indemnification obligations under this Agreement shall in any event not exceed an aggregate amount equal to $75,091,000. In the event that the maximum aggregate Liability of Sellers referenced in clause (x) above is reduced to an amount in excess of $4,000,000 pursuant to clause (x)(ii) above, then at such time thereafter as a Pending Claim has been resolved in full, the maximum aggregate amount of Liability of Sellers referenced in clause (x) above shall be reduced by the excess, if any, of the amount of the claim included in the calculation of such maximum aggregate Liability of Sellers over the amount of Losses as to which the Purchaser Indemnified Parties are entitled to seek indemnification under SECTION 12.01(a)(i)(A) in connection with such Pending Claim.

                                 * * *

                  (e) Sellers shall not be liable to any of the Purchaser Indemnified Parties in respect of any claim for indemnification pursuant to
SECTION 12.01(a)(i) until the aggregate amount of Losses for which all Purchaser Indemnified Parties otherwise would be entitled to indemnification under SECTION 12.01(a)(i) exceeds $500,000 (the "BASKET"), in which event the Purchaser Indemnified Parties shall be entitled to claim indemnity for the full amount of such Losses; PROVIDED, HOWEVER, that this limitation shall not apply to indemnification in respect of the Exclusions.

                  (f) Atrium shall not be liable to any of the Seller Indemnified Parties in respect of any claim for indemnification pursuant to SECTIONS 12.01(b)(i) until the aggregate amount of Losses for which the Seller Indemnified Parties otherwise would be entitled to indemnification under SECTION 12.01(b)(i) exceeds the Basket, in which event the Seller Indemnified Parties shall be entitled to claim indemnity for the full amount of such Losses; PROVIDED, HOWEVER, that this limitation shall not apply to indemnifications in respect of the Purchaser Exclusions.

                  (g) Notwithstanding anything to the contrary in the Agreement, in the event that a Purchaser Indemnified Party has a claim for indemnification against any Seller pursuant to ARTICLE IX or XII of this Agreement, the sole and exclusive remedy of a Purchaser Indemnified Party shall be to recover the indemnified amount of Loss relating to such claim; PROVIDED, HOWEVER, that the foregoing limitation shall not apply to Losses on the basis of fraud. To the extent that a Purchaser Indemnified Party has a claim for indemnification against any of the Lioon Shareholders or the T.A. Shareholders pursuant to
ARTICLE IX or SECTION 12.01(a), the Purchaser Indemnified Parties shall recover any indemnified Losses first out of the specified portion of the Escrow Fund (to the extent permitted under the Cash Escrow Agreement) and thereafter in accordance with the limitations of ARTICLE XII and the terms of SECTION 15.16. Notwithstanding anything to the contrary in the Agreement, in the event that a Seller Indemnified Party has a claim for indemnification against Atrium or Purchaser pursuant to ARTICLE XII of this Agreement, the sole and exclusive remedy of a Seller Indemnified Party shall be to recover the indemnified amount of Loss relating to such claim; PROVIDED, HOWEVER, that the foregoing limitation shall not apply to Losses on the basis of fraud.

                  (h) The amount of any Loss for which indemnification is provided under SECTION 12.01 shall be net of any insurance proceeds or third party indemnification payments actually received as an offset against such Loss. The parties hereto shall take and shall cause their Affiliates to take reasonable steps at the expense of the Indemnifying Party to recover under such policies or third party indemnification agreements upon becoming aware of any event that would reasonably be expected to give rise thereto. If the amount to be netted hereunder from any payment required under SECTION 12.01 is determined after payment by the Indemnifying Party of an amount otherwise required to be paid to the Indemnified Party pursuant to SECTION 12.01, the Indemnified Party shall repay to the Indemnifying Party, promptly after such determination, any amount that the Indemnifying Party would not have had to pay pursuant to SECTION
12.01 had such determination been made at the time of such payment.

                  (i) None of the Purchaser Indemnified Parties or the Seller Indemnified Parties shall be entitled to indemnification for any consequential, exemplary or punitive damages, except to the extent such damages are owing to a Person other than a Purchaser Indemnified Party or a Seller Indemnified Party. For the avoidance of doubt, the amount of Losses for which the Purchaser Indemnified Parties and the Seller Indemnified Parties are entitled to indemnification pursuant to SECTION 12.01(a)(ii) and SECTION 12.01(b)(ii)(y), respectively, shall include only out-of-pocket Losses. The Purchaser Indemnified Parties and the Seller Indemnified Parties shall take all reasonable steps to mitigate Losses for which indemnification may be claimed by them pursuant to this Agreement upon and after becoming aware of any event that could reasonably be expected to give rise to any such Losses.

                  (j) Any Loss for which any Purchaser Indemnified Party or Seller Indemnified Party is entitled to indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

                  (k) No Purchaser Indemnified Party shall be entitled to indemnification hereunder for any Loss arising from a breach of any representation, warranty or covenant set forth herein (and the amount of any Loss incurred in respect of such breach shall not be included in the calculation of any limitations or indemnification set forth herein) to the extent that any reserve specifically with respect to such liability is contained in the unaudited consolidated balance sheet of the Company as of September 30, 2005.

                  (l) Notwithstanding anything to the contrary contained in this Agreement, the mutual indemnification obligations of the parties pursuant to
SECTION 12.01(a)(ii) and SECTION 12.01(b)(ii)(y), respectively, shall terminate upon the mutual consent of Atrium and the Sellers' Representative.

                  (m) The indemnification provided for in ARTICLE IX is the sole and exclusive remedy with respect to Tax matters.

                  (n) The amount of any Loss for which indemnification is provided under this Agreement (an "INDEMNIFIED LOSS") shall be reduced by the amount of the net Tax benefit, if any, "actually realized" by the Indemnified Party in the taxable year the relevant Indemnified

Loss occurs, or in any of the two succeeding taxable years after the year in which the relevant Indemnified Loss occurs, that is attributable to the Indemnified Party incurring or paying the Indemnified Loss. In computing the amount of any Tax benefit in a taxable year, the Indemnified Party shall be deemed to recognize all other items of loss, deduction or credit before taking into account any loss, deduction or credit attributable to any Indemnified Loss. For the purposes of this Agreement, an Indemnified Party shall be deemed to have "actually realized" a net Tax benefit to the extent that, and at such time as, the amount of Taxes payable by such Indemnified Party, either for the taxable year in which the Indemnified Loss occurs or each of the two succeeding taxable years, is reduced below the amount of Taxes that would be payable but for the incurrence or payment of Indemnified Losses. Any amount that an Indemnifying Party is required to pay to an Indemnified Party under this Agreement (an "INDEMNITY PAYMENT") shall initially be made without regard to this SECTION 12.01(n) and the Indemnified Party shall only be required to make a payment with respect to a Tax benefit at the time such benefit is actually realized which shall be the time that the Tax return for the year that the Indemnified Loss occurs is required to be filed (taking into account any extensions of time for filing such return) if a Tax benefit is actually realized in such year or, if a Tax benefit attributable to an Indemnified Loss is actually realized in one of the two taxable years after the Indemnified Loss occurs, the time that the Tax return for such subsequent year(s) is required to be filed (taking into account any extensions of time for filing such return(s)). The amount of any reduction hereunder shall be adjusted to reflect any final determination by the U.S. Internal Revenue Service or a court of competent jurisdiction with respect to the Indemnified Party's liability for Taxes, and payments between the applicable parties to reflect such adjustment shall be made if necessary.

                                 * * *

                  12.02 METHOD OF ASSERTING CLAIMS. All claims for indemnification by any Indemnified Party under SECTION 12.01 will be asserted and resolved as follows:

                  (a) In the event any claim or demand in respect of a matter referenced in SECTION 12.01 is asserted against or sought to be collected from such Indemnified Party by a third party (a "THIRD PARTY CLAIM"), the Indemnified Party shall deliver a Claim Notice with reasonable promptness to the Indemnifying Party. If the Indemnified Party fails to provide the Claim Notice with reasonable promptness after the Indemnified Party receives notice of such Third Party Claim, the Indemnifying Party will not be obligated to indemnify the Indemnified Party with respect to such Third Party Claim to the extent that the Indemnifying Party's ability to defend has been irreparably prejudiced by such failure of the Indemnified Party. The Indemnifying Party will notify the Indemnified Party as soon as practicable within the Dispute Period whether the Indemnifying Party disputes its Liability to the Indemnified Party under SECTION
12.01 and, subject to paragraph (c)
below, whether the Indemnifying Party desires, at its sole cost and expense, to defend the Indemnified Party against such Third Party Claim.

                  (i) Subject to paragraph (c) below, if the Indemnifying Party notifies the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Indemnified Party with respect to the Third Party Claim pursuant to this SECTION 12.02(a), then the Indemnifying Party will have the right to defend, with counsel reasonably satisfactory to the Indemnified Party, at the sole cost and expense of the Indemnifying Party, such Third Party Claim by all appropriate proceedings, which proceedings will be vigorously and diligently prosecuted by the Indemnifying Party to a final conclusion or will be settled at the discretion of the Indemnifying Party (but only with the consent of the Indemnified Party, which consent will not be unreasonably withheld, in the case of any settlement that provides for any relief other than the payment of monetary damages as to which the Indemnified Party will be indemnified in full). The Indemnifying Party will be deemed to have waived its right to dispute its Liability to the Indemnified Party to the extent provided under SECTION 12.01 with respect to any Third Party Claim as to which it elects to control the defense. The Indemnifying Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; PROVIDED, HOWEVER, that the Indemnified Party may, at the sole cost and expense of the Indemnified Party, at any time prior to the Indemnifying Party's delivery of the notice referred to in the first sentence of this clause
         (i), file any motion, answer or other pleadings or take any other action that the Indemnified Party reasonably believes to be necessary or appropriate to protect its interests; and PROVIDED FURTHER, that if requested by the Indemnifying Party, the Indemnified Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnifying Party in contesting any Third Party Claim that the Indemnifying Party elects to contest. The Indemnified Party may retain separate counsel to represent it in, but not control, any defense or settlement of any Third Party Claim controlled by the Indemnifying Party pursuant to this clause (i), and the Indemnified Party will bear its own costs and expenses with respect to such separate counsel, except as provided in the preceding sentence and except that the Indemnifying Party will pay the costs and expenses of such separate counsel if representation of the Indemnifying Party and the Indemnified Party would constitute a conflict of interest under applicable standards of professional conduct. Notwithstanding the foregoing, the Indemnified Party may retain or take over the control of the defense or settlement of any Third Party Claim the defense of which the Indemnifying Party has elected to control if the Indemnified Party irrevocably waives its right to indemnity under SECTION 12.01 or otherwise with respect to such Third Party Claim.

                  (ii) If the Indemnifying Party fails to notify the Indemnified Party within the Dispute Period that the Indemnifying Party desires to defend the Third Party Claim pursuant to this SECTION 12.02(a), or if the Indemnifying Party gives such notice but fails to prosecute diligently or settle the Third Party Claim, then the Indemnified Party will have the right to defend, at the sole cost and expense of the Indemnifying Party, the Third Party Claim by all appropriate proceedings, which proceedings will be prosecuted by the Indemnified Party in good faith or will be settled at the discretion of the Indemnified

         Party (with the consent of the Indemnifying Party, which consent will not be unreasonably withheld). The Indemnified Party will have full control of such defense and proceedings, including (except as provided in the immediately preceding sentence) any settlement thereof; PROVIDED, HOWEVER, that if requested by the Indemnified Party, the Indemnifying Party will, at the sole cost and expense of the Indemnifying Party, provide reasonable cooperation to the Indemnified Party and its counsel in contesting any Third Party Claim which the Indemnified Party is contesting. Notwithstanding the foregoing provisions of this clause (ii), if the Indemnifying Party has notified the Indemnified Party within the Dispute Period that the Indemnifying Party disputes its Liability hereunder to the Indemnified Party with respect to such Third Party Claim and if such dispute is resolved in favor of the Indemnifying Party in the manner provided in clause (iii) below, the Indemnifying Party will not be required to bear the costs and expenses of the Indemnified Party's defense pursuant to this clause
         (ii) or of the Indemnifying Party's participation therein at the Indemnified Party's request, and the Indemnified Party will reimburse the Indemnifying Party in full for all reasonable costs and expenses incurred by the Indemnifying Party in connection with such litigation. The Indemnifying Party may retain separate counsel to represent it in, but not control, any defense or settlement controlled by the Indemnified Party pursuant to this clause (ii), and the Indemnifying Party will bear its own costs and expenses with respect to such participation.

                  (iii) If the Indemnifying Party notifies the Indemnified Party that it does not dispute its Liability to the Indemnified Party with respect to the Third Party Claim under SECTION 12.01 or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes its Liability to the Indemnified Party with respect to such Third Party Claim, the Loss arising from such Third Party Claim will be conclusively deemed a Liability of the Indemnifying Party under SECTION 12.01 and the Indemnifying Party shall pay the amount of such Loss to the Indemnified Party on demand following the final determination thereof. If the Indemnifying Party has timely disputed its Liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

(b)      Notwithstanding anything to the contrary in the preceding paragraph
         (a), with respect to any Third Party Claim involving a matter referenced in SECTION 12.01(a)(ii) or SECTION 12.01(b)(ii)(y):

                  (i) Atrium acting on behalf of all Purchaser Indemnified Parties, and the Sellers' Representative, acting on behalf of all Sellers, respectively, shall jointly control the defense of such Third Party Claims, including responding to, defending against, settling or otherwise dealing with such Third Party Claims and selecting and directing counsel to represent the Company and its Subsidiaries or any other applicable Indemnified Party in accordance with the provisions of this SECTION 12.02(b)(i). Atrium and the Sellers' Representative shall each appoint one member to a committee (the "JOINT COMMITTEE"), which Joint Committee, acting reasonably and in good faith and by vote of a majority of its members, shall decide on all actions to be taken or not to be taken with

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         respect to such Third Party Claims. The initial Atrium representative to the Joint Committee shall be Serge Yelle and the initial Sellers' Representative to the Joint Committee shall be L. Douglas Lioon. In the event that the Joint Committee remains deadlocked on any decision relating to any such Third Party Claim, Atrium shall have the right to decide such matter on behalf of the Joint Committee and such decision shall be binding upon the Joint Committee and the parties. Notwithstanding the foregoing, the following matters relating to any such Third Party Claim (the "MATERIAL COMMITTEE ISSUES") shall require the consent of the Sellers' Representative to the Joint Committee:
         * * *

                  (ii) The parties agree to retain a single counsel per separate piece of litigation. Atrium and the Company shall have the right to have costs and expenses incurred by the Company and its Subsidiaries for its counsel, and for responding to, defending against, negotiating and reaching settlement of, and otherwise dealing with such Third Party Claims (collectively, the "DEFENSE EXPENSES"), paid or reimbursed from the Escrow Funds to the extent provided in SECTIONS 12.01(c)(y). Atrium agrees to pay its portion of the Defense Expenses in accordance with
         SECTION 12.01(d)(y). Defense Expenses shall not include costs and expenses incurred for additional counsel chosen by any Indemnified Parties, other than the regular counsel engaged in the representation of the Company and its Subsidiaries for the purpose of overseeing or monitoring such Third Party Claims.


                  (c) In the event any Indemnified Party should have a claim under SECTION 12.01 against any Indemnifying Party that does not involve a Third Party Claim, the Indemnified Party shall deliver an Indemnity Notice with reasonable promptness to the Indemnifying Party. The failure by any Indemnified Party to give the Indemnity Notice shall not impair such party's rights hereunder except to the extent that an Indemnifying Party demonstrates that it has been irreparably prejudiced thereby. If the Indemnifying Party notifies the Indemnified Party that it does not dispute the claim described in such Indemnity Notice or fails to notify the Indemnified Party within the Dispute Period whether the Indemnifying Party disputes the claim described in such Indemnity Notice, the Loss arising from the claim specified in such Indemnity Notice will be conclusively deemed a Liability of the Indemnifying Party to the extent provided under SECTION 12.01 and the Indemnifying Party shall pay the amount of such Loss, subject to limits contained in this Agreement to the Indemnified Party on demand

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following the final determination thereof. If the Indemnifying Party has timely disputed its Liability with respect to such claim, the Indemnifying Party and the Indemnified Party will proceed in good faith to negotiate a resolution of such dispute, and if not resolved through negotiations within the Resolution Period, such dispute shall be resolved by litigation in a court of competent jurisdiction.

                  (d) The Lioon Shareholders and the T.A. Shareholders have entered into the Cash Escrow Agreement to provide a mechanism for payment of such parties' indemnification obligations under this Agreement. Neither the Cash Escrow Agreement nor the release of any funds to Purchaser Indemnified Parties under the Cash Escrow Agreement shall in any way limit any amounts otherwise payable in respect of any indemnification obligations of the Lioon Shareholders and the T.A. Shareholders under this Agreement.

                  (e) The sole and exclusive remedies of the parties hereto with respect to breaches of or claims for indemnification pursuant to this Agreement (including any claim under the United States Comprehensive Environmental Response, Competition and Liability Act, 42 U.S.C.ss.9601 et.seq.) shall be as provided for in ARTICLE IX and this ARTICLE XII, except with respect to a claim on the basis of fraud.

                  12.03 COOPERATION. The parties shall act in good faith in responding to, defending against, settling or otherwise dealing with Third Party Claims, notwithstanding any dispute as to liability as between the parties under this ARTICLE XII. The Indemnifying Party and the Indemnified Party agree to cooperate with each other and their respective counsel in contesting any Third Party Claim or, if appropriate, in making any counterclaim against the person asserting the Third Party Claim, or any cross-complaint against any other person, including giving each other reasonable access to all information relevant thereto, subject to receipt of a reasonably confidentiality agreement. The parties shall use commercially reasonable efforts to make employees and other representatives available on a mutually convenient basis to provide additional information and explanation of any material provided in connection therewith. The Indemnifying Party shall be obliged to reimburse the Indemnified Party for the reasonable out-of-pocket expenses related to such cooperation.

                                      * * *

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                                  ARTICLE XIII

                             [Intentionally Omitted]



                                   ARTICLE XIV

                                   DEFINITIONS

                  14.01 DEFINITIONS.

                  (a) DEFINED TERMS. As used in this Agreement, the following defined terms have the meanings indicated below:

                  "ACTIONS OR PROCEEDINGS" means any action, suit, proceeding, arbitration or Governmental or Regulatory Authority investigation or audit.

                  "AFFILIATE" means any Person that directly, or indirectly through one of more intermediaries, controls or is controlled by or is under common control with the Person specified. For purposes of this definition, control of a Person means the power, direct or indirect, to direct or cause the direction of the management and policies of such Person whether by Contract or otherwise and, in any event and without limitation of the previous sentence, any Person owning ten percent (10%) or more of the voting securities of another Person shall be deemed to control that Person.

                  "AGREEMENT" means this Stock Purchase Agreement and the Exhibits, the Disclosure Schedule and the Annexes hereto and the certificates delivered in accordance with SECTION 1.03, as the same shall be amended from time to time.

                  "ASSETS AND PROPERTIES" means all assets and properties of every kind, nature, character and description (whether real, personal or mixed, whether tangible or intangible, whether absolute, accrued, contingent, fixed or otherwise and wherever situated), including the goodwill related thereto, operated, owned or leased by any Person, including without limitation cash, cash equivalents, Investment Assets, accounts and notes receivable, chattel paper, documents, instruments, general intangibles, real estate, equipment, inventory, goods and Intellectual Property.

                  "ATRIUM" has the meaning ascribed to it in the forepart of this Agreement.

                  "ATRIUM FINANCIAL STATEMENTS" has the meaning ascribed to it in SECTION 4.09.

                  "ATRIUM SHARES" means Subordinate Voting Shares of Atrium.

                  "AUDITED FINANCIAL STATEMENT DATE" means September 30, 2004.

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                  "AUDITED FINANCIAL STATEMENTS" means the Financial Statements for the fiscal year of the Company ended September 30, 2004.

                  "BENEFIT PLAN" means any (i) Plan sponsored by or contributed to by the Company or any Subsidiary or with respect to which any the Company or any Subsidiary has any actual or direct Liability, (ii) Plan covering or providing benefits to any current or former employee or director of the Company or any Subsidiary in connection with such individual's employment by, or performance of services for, the Company or any Subsidiary and (iii) Defined Benefit Plan not described in clauses (i) or (ii) to which any ERISA Affiliate contributes or has contributed within the last five years or with respect to which any ERISA Affiliate has or has had within the last five (5) years any actual, secondary or contingent Liability.

                  "BOOKS AND RECORDS" means all files, documents, instruments, papers, books and records relating to the Business or Condition of the Company, including without limitation Financial Statements, Tax Returns and related work papers and letters from accountants, budgets, pricing guidelines, ledgers, journals, deeds, title policies, minute books, stock certificates and books, stock transfer ledgers, Contracts, Company IP Licenses, customer lists, computer files and programs, retrieval programs, operating data and plans and environmental studies and plans (or, when applicable to Atrium and Purchaser, means all files, documents, instruments, papers, books and records relating to the Business of Condition of Atrium or Purchaser).

                  "BUSINESS DAY" means a day other than Saturday, Sunday or any day on which banks located in the State of Pennsylvania and the Province of Quebec, Canada are authorized or obligated to close.

                  BUSINESS OR CONDITION OF ATRIUM OR PURCHASER" means the business, operations, financial condition and results of operations of Atrium or Purchaser.

                  "BUSINESS OR CONDITION OF THE COMPANY" means the business, operations, financial condition, results of operations, Assets and Properties of the Company and the Subsidiaries taken as a whole.

                  "CASH ESCROW AGREEMENT" has the meaning ascribed to it in
         SECTION 1.03.

                  "CASH PAYMENT" has the meaning ascribed to it in SECTION 1.02.

                  "CLAIM NOTICE" means written notification pursuant to SECTION 12.02(a) of a Third Party Claim as to which indemnity under SECTION
         12.02 is sought in good faith by an Indemnified Party, enclosing a copy of all papers served, if any, and specifying the nature of and basis for such Third Party Claim and for the Indemnified Party's claim against the Indemnifying Party under SECTION 12.02, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such Third Party Claim.

                  "CLOSING" means the Closing of the transactions contemplated by SECTION 1.03.

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                  "CLOSING DATE" means the date hereof.

                  "CODE" means the Internal Revenue Code of 1986, as amended, and the rules and regulations promulgated thereunder.

                  "COMMISSIONS" has the meaning ascribed to it in SECTION 4.09.

                  "COMPANY" has the meaning ascribed to it in the forepart of this Agreement.

                  "COMPANY INTELLECTUAL PROPERTY" means all Intellectual Property owned or used by the Company or the Subsidiaries.

                  "COMPANY IP LICENSES" means all (a) Licenses of Intellectual Property by the Company or the Subsidiaries to third parties, (b) Licenses of Intellectual Property by third parties to the Company or the Subsidiaries and (c) agreements between the Company or the Subsidiaries, on the one hand, and third parties, on the other hand, relating to the development or use of Intellectual Property, right to receive or obligation to pay royalties with respect to or as a result of the use of Intellectual Property, the development or transmission of data, or the use, modification, framing, linking advertisement, or other practices with respect to Internet websites, in each of the foregoing case, that are used in connection with the business of the Company as currently conducted.

                  "COMPANY STOCK OPTION" means each Option to acquire shares of capital stock from the Company pursuant to a Company Stock Plan.

                  "COMPANY STOCK PLANS" means HVL Parent Incorporated 1997 Stock Option and Grant Plan and each other plan, program or arrangement providing for the grant of equity-based awards to service providers (including current or former directors, officers, employees or consultants) to the Company or any Subsidiary.

                  "CONTRACT" means any agreement, lease, license, evidence of Indebtedness, mortgage, indenture, security agreement or other contract (whether written or oral).

                  "COPYRIGHTS" means, as they exist anywhere in the world, copyrights and copyright rights, mask works, including all renewals and extensions thereof, copyright registrations and applications for registration thereof and non-registered copyrights.

                  "DEFENSE EXPENSES" has the meaning ascribed to it in SECTION 12.02(b).

                  "DEFINED BENEFIT PLAN" means each Plan which is subject to
         Part 3 of Title I of ERISA, Section 412 of the Code or Title IV of
         ERISA.

                  "DISCLOSURE SCHEDULE" means the record delivered to Purchaser and Atrium by Sellers herewith and dated as of the date hereof, containing all lists, descriptions, exceptions and other information and materials as are required to be included therein by Sellers pursuant to this Agreement.

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                  "DISPUTE PERIOD" means the period ending thirty (30) days
         following receipt by an Indemnifying Party of either a Claim Notice or an Indemnity Notice.

                  "DOJ" means the United States Department of Justice.

                  "ELIGIBLE EMPLOYEES" has the meaning ascribed to it in SECTION 6.02.

                  "ENVIRONMENTAL CLAIM" means, with respect to any Person, any written notice, claim or demand (collectively, a "claim") by any other Person alleging or asserting such Person's Liability for investigatory costs, cleanup costs, Governmental or Regulatory Authority response costs, damages to natural resources or other property, personal injuries, fines or penalties arising out of, based on or resulting from
         (a) the presence, or Release into the environment, of any Hazardous Material at any location, whether or not owned by such Person, or (b) any violation, or alleged violation, of any Environmental Law. The term "Environmental Claim" shall include, without limitation, any claim by any Governmental or Regulatory Authority for enforcement, cleanup, removal, response, remedial or other actions or damages pursuant to any applicable Environmental Law, and any claim by any third party seeking damages, contribution, indemnification, cost recovery, compensation or injunctive relief resulting from the presence of Hazardous Materials or arising from alleged injury or threat of injury to health, safety or the environment.

                  "ENVIRONMENTAL LAW" shall mean all federal, state, local and foreign statutes, regulations, ordinances and similar provisions having the force or effect of Law, all judicial and administrative orders concerning public health, worker health and safety, or pollution or protection of the environment, including without limitation all those relating to the presence, use, production, generation, handling, transportation, treatment, storage, disposal, distribution, labeling, testing, processing, discharge, Release, threatened Release, control, or cleanup of any Hazardous Materials, substances or wastes, chemical substances or mixtures, pesticides, pollutants, contaminants, toxic chemicals, petroleum products or byproducts, asbestos, polychlorinated biphenyls, noise or radiation, as such of the foregoing are enacted or in effect, prior to or on the Closing Date.

                  "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

                  "ERISA AFFILIATE" means any Person who, together with the Company or any Subsidiary, is treated as a single employer under
         Section 414 of the Code.

                  "ESCROW AGENT" has the meaning ascribed to it in SECTION 1.03.

                  "ESCROW FUND" has the meaning ascribed to it in SECTION 1.03.

                  "EXCLUSIONS" has the meaning ascribed to it in SECTION 12.01.

                  "FDA" means the United States Food and Drug Administration.

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                  "FFDC" has the meaning ascribed to it in SECTION 3.29.

                  "FTC" means the United States Federal Trade Commission.

                  "FINANCIAL STATEMENTS" means the consolidated financial statements of the Company and its consolidated Subsidiaries delivered to Purchaser pursuant to SECTION 3.07.

                  "FOOD AND DRUG LEGAL REQUIREMENT" has the meaning ascribed to it in SECTION 3.29.

                  "FOUNDERS" means L. Douglas Lioon and Jeffrey D. Lioon.

                  "GAAP" means generally accepted accounting principles in the country specified (or if no such country is specified, the United States) consistently applied throughout the specified period and in the immediately prior comparable period.

                  "GOVERNMENTAL OR REGULATORY AUTHORITY" means any court, tribunal, arbitrator, authority, agency, commission, official or other instrumentality of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision.

                  "HAZARDOUS MATERIAL" means (A) any petroleum or petroleum products, radioactive materials, asbestos in any form or condition, urea formaldehyde foam insulation and transformers or other equipment that contain dielectric fluid containing levels of polychlorinated biphenyls (PCBs); (B) any chemicals or other materials or substances which are now or hereafter become defined as or included in the definition of "hazardous substances," "hazardous wastes," "hazardous materials," "extremely hazardous wastes," "restricted hazardous wastes," "toxic substances," "toxic pollutants" or words of similar import under any Environmental Law; and (C) any other chemical or other material or substance, exposure to which is now or hereafter prohibited, limited or regulated by any Governmental or Regulatory Authority or with respect to which liability or standards of conduct are imposed under any Environmental Law.

                  "HSR ACT" means Section 7A of the Clayton Act (Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended) and the rules and regulations promulgated thereunder.

                  "INDEBTEDNESS" of any Person means all obligations of such Person (i) for borrowed money, (ii) evidenced by notes, bonds, debentures or similar instruments, (iii) for the deferred purchase price of goods or services (other than trade payables or accruals incurred in the ordinary course of business), (iv) under capital leases and (v) in the nature of guarantees of the obligations described in clauses (i) through (iv) above of any other Person.

                  "INDEMNIFIED PARTY" means any Person claiming indemnification under any provision of ARTICLE XII.

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                  "INDEMNIFYING PARTY" means any Person against whom a claim for indemnification is being asserted under any provision of ARTICLE XII.

                  "INDEMNITY NOTICE" means written notification pursuant to
         SECTION 12.02(b) of a claim as to which indemnity under ARTICLE XII is sought in good faith by an Indemnified Party, specifying in reasonable detail the nature of and basis for such claim, together with the amount or, if not then reasonably determinable, the estimated amount, determined in good faith, of the Loss arising from such claim.

                  "INDEPENDENT ACCOUNTANT" means an accountant selected by the mutual agreement of Sellers' Representative and Atrium who is a partner at an internationally-recognized firm of independent public accountants.

                  "INTELLECTUAL PROPERTY" means (a) Patents, (b) Trademarks, (c) Copyrights, (d) Internet Assets, (e) Software, and (f) Trade Secrets.

                  "INTERNET ASSETS" means, as they exist anywhere in the world, domain names, Internet addresses and other computer identifiers.

                  "INVESTMENT ASSETS" means all debentures, notes and other evidences of Indebtedness, stocks, securities (including rights to purchase and securities convertible into or exchangeable for other securities), interests in joint ventures and general and limited partnerships, mortgage loans and other investment or portfolio assets owned of record or beneficially by the Company or any Subsidiary and issued by any Person other than the Company or any Subsidiary (other than trade receivables generated in the ordinary course of business of the Company and the Subsidiaries).

                  "IRS" means the United States Internal Revenue Service.

                  "JOINT COMMITTEE" shall have the meaning ascribed to it in
         SECTION 12.02(b)(i).

                  "KNOWLEDGE OF ATRIUM OR PURCHASER" means the actual knowledge of the following individuals, after due inquiry: Richard Bordeleau, Manon Deslauriers, Luc Dupont and Jocelyn Harvey.

                  "KNOWLEDGE OF THE LIOON SHAREHOLDERS AND THE T.A. SHAREHOLDERS" or "KNOWN TO THE LIOON SHAREHOLDERS AND THE T.A. SHAREHOLDERS" means the actual knowledge of the individuals listed on ANNEX 2 hereto, after due inquiry.

                  "LAWS" means all laws, statutes, rules, regulations, ordinances and other pronouncements having the effect of law of the United States, any foreign country or any domestic or foreign state, county, city or other political subdivision or of any Governmental or Regulatory Authority.

                  "LIABILITIES" means all Indebtedness, obligations and other liabilities of a Person (whether absolute, accrued, contingent, fixed or otherwise, or whether due or to become due).

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                  "LICENSES" means all licenses, permits, certificates of
         authority, authorizations, approvals, registrations, franchises and similar consents granted or issued by any Governmental or Regulatory Authority.

                  "LIENS" means any mortgage, pledge, assessment, security interest, lease, lien, adverse claim, levy, charge or other encumbrance of any kind, or any conditional sale Contract, title retention Contract or other Contract to give any of the foregoing.

                  "LIOON SHAREHOLDERS" means L. Douglas Lioon, Jeffrey D. Lioon, Jeffrey D. Lioon Revocable Trust, Samuel L. Lioon, Jacqueline R. Lioon, Malliouhanna Associates L.P., and Lexington Drive Associates L.P.

                  "LOSS" means any and all damages, fines, fees, penalties, deficiencies, losses and expenses (including without limitation interest, court costs, fees of attorneys, accountants and other experts or other expenses of litigation or other proceedings or of any claim, default or assessment).

                  "MANAGEMENT SHAREHOLDERS" means Dr. Naeem A. Shaikh, Anthony Wasson, Tim Monk, George Porter and Jennifer Raspanti.

                  "MATERIAL ADVERSE EFFECT" means any event, change, circumstance or effect that is materially adverse to the Business or Condition of the Company or the ability of Sellers to consummate timely the transactions contemplated hereby.

                  "MATERIAL COMMITTEE ISSUES" shall have the meaning ascribed to it in SECTION 12.02(b)(i).

                  "OPERATIVE AGREEMENTS" means the Cash Escrow Agreement, the employment agreements referenced in Sections 1.03(b)(ii), the Option Termination Agreements referenced in SECTION 1.03(b)(iii) and any support or other agreements to be entered into in connection with the transaction.

                  "OPTION" with respect to any Person means any security, right, subscription, warrant, option, "phantom" stock right or other Contract that gives the right to (i) purchase or otherwise receive or be issued any shares of capital stock of such Person or any security of any kind convertible into or exchangeable or exercisable for any shares of capital stock of such Person or (ii) receive or exercise any benefits or rights similar to any rights enjoyed by or accruing to the holder of shares of capital stock of such Person, including any rights to participate in the equity or income of such Person or to participate in or direct the election of any directors or officers of such Person or the manner in which any shares of capital stock of such Person are voted.

                  "ORDER" means any writ, judgment, decree, injunction or similar order of any Governmental or Regulatory Authority (in each such case whether preliminary or final).

                  "PATENTS" means, as they exist anywhere in the world, patents, patent applications and inventions, designs and improvements described and claimed therein, patentable

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         inventions and other patent rights (including any divisions, continuations, continuations-in-part, reissues, reexaminations or interferences thereof, whether or not patents are issued on any such applications and whether or not any such applications are modified, withdrawn or resubmitted).

                  "PBGC" means the Pension Benefit Guaranty Corporation established under ERISA.

                  "PENDING CLAIMS" shall have the meaning ascribed to it in
         SECTION 12.01(c).

                  "PENSION BENEFIT PLAN" means each Benefit Plan which is a pension Benefit Plan within the meaning of Section 3(2) of ERISA.

                  "PERMITTED LIEN" means (i) any Lien for Taxes not yet due or delinquent or being contested in good faith by appropriate proceedings for which adequate reserves have been established in accordance with GAAP, (ii) any statutory Lien arising in the ordinary course of business by operation of Law with respect to a Liability that is not yet due or delinquent and (iii) any minor imperfection of title or similar Lien which individually or in the aggregate with other such Liens does not materially impair the value of the property subject to such Lien or the use of such property in the conduct of the business of the Company or any Subsidiary.

                  "PERSON" means any natural Person, corporation, limited liability company, general partnership, limited partnership, proprietorship, other business organization, trust, union, association or Governmental or Regulatory Authority.

                  "PLAN" means each (i) "employee benefit plan" as defined in
         Section 3(3) of ERISA (regardless of whether such plan is subject to ERISA and (ii) other plan, program, arrangement or Contract pursuant to which any of the following benefits or compensation are provided: bonus, incentive compensation, deferred compensation, pension, profit sharing, retirement benefits, stock purchase rights, Options, restricted stock, deferred stock, stock appreciation rights, phantom stock, welfare benefits, leave of absence, layoff, vacation, day or dependent care, legal services, cafeteria benefits, life insurance, health insurance, accident insurance, disability insurance, workmen's compensation or other insurance, change in control benefits, retention benefits or severance or separation benefits.

                  "PRE-CLOSING TAXABLE PERIOD" has the meaning ascribed to it in
         SECTION 9.01.

                  "PRE-CLOSING TAXES" has the meaning ascribed to it in SECTION 9.01.

                  "PURCHASE PRICE" has the meaning ascribed to it in SECTION
         1.02.

                  "PURCHASER" has the meaning ascribed to it in the forepart of this Agreement.

                  "PURCHASER INDEMNIFIED PARTIES" means Purchaser and its officers, directors, employees, agents and Affiliates.

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                  "PURCHASER MATERIAL ADVERSE EFFECT" means any event, change, circumstance or effect that is materially adverse to the Business or Condition of Atrium or Purchaser or the ability of Atrium or Purchaser to consummate timely the transactions contemplated hereby.

                  "QUALIFIED PLAN" means each Benefit Plan intended to qualify under Section 401(a) of the Code.

                  "RELEASE" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, or dispersal into the environment.

                  "REPORTS" has the meaning ascribed to it in SECTION 4.09.

                  "REPRESENTATIVES" of a Person means any officers, directors, employees, agents, counsel, accountants, financial advisors, consultants and other representatives of such person and with respect to the Purchaser, shall also include any Person who is considering providing financing to Purchaser to finance all or any portion of the Purchase Price and their respective officers, directors, employees, agent, counsel, accountants, financial advisors, consultants and other representatives of such person.

                  "RESOLUTION PERIOD" means the period ending thirty (30) days following receipt by an Indemnified Party of a written notice from an Indemnifying Party stating that it disputes all or any portion of a claim set forth in a Claim Notice or an Indemnity Notice.

                  "RESTRICTED PERIOD" has the meaning ascribed to it in SECTION 5.02.

                  "SECURITIES ACT" means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

                  "SECURITIES LAWS" has the meaning ascribed to it in SECTION 4.09.

                  "SELLER" has the meaning ascribed to it in the forepart of this Agreement.

                  "SELLER INDEMNIFIED PARTIES" means Seller and its officers, directors, employees, agents and Affiliates.

                  "SELLERS' REPRESENTATIVE" has the meaning ascribed to it in
         SECTION 15.17(a).

                  "SHARES" has the meaning ascribed to it in the forepart of this Agreement.

                  "SHARE PAYMENT" has the meaning ascribed to it in SECTION
         1.02.

                  "SOFTWARE" means, as they exist anywhere in the world, computer software programs, including all source code, object code, specifications, designs and documentation related thereto, other than commercially available off-the-shelf software.

                  "STRADDLE PERIODS" has the meaning ascribed to it in SECTION 9.01.

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                  "STRADDLE RETURNS" has the meaning ascribed to it in SECTION
         9.01.

                  "SUBSIDIARY" means any Person in which the Company, directly or indirectly through Subsidiaries or otherwise, beneficially owns more than fifty percent (50%) of either the equity interests in, or the voting control of, such Person.

                  "T.A. SHAREHOLDERS" means TA/Advent VIII L.P., Advent Atlantic & Pacific III L.P., TA Venture Inventors L.P., Patrick G. LePore, Warren F. Melamed, D.D.S., Howard A. Cubell, John R. LeClaire, Marian
         A. Tse, Alex Brown, CUST Maura Connolly, Richard E. Floor, John A. Staley IV, and Staley Capital Partners.

                  "TAX RETURNS" means any return, declaration, report, claim for refund, or information return or statement relating to Taxes, including any schedule or attachment thereto, and including any amendment thereof, including, where permitted or required, combined or consolidated returns for any group of entities that include any member of the Company Group (that is filed or is required to be filed with any Taxing authority).

                  "TAX SHARING AGREEMENT" has the meaning ascribed to it in
         SECTION 9.05.

                  "TAXES" means any federal, state, local, or foreign income, gross receipts, license, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental (including Taxes under Code section 59A), customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value added, alternative or add-on minimum, estimated, or other Tax of any kind whatsoever, including any interest, penalty, or addition thereto, whether disputed or not and any expenses incurred in connection with the determination, settlement or litigation of any Tax Liability owed to any Taxing authority.

                  "THIRD PARTY CLAIM" has the meaning ascribed to it in SECTION 12.02(a).

                  "TRADE SECRETS" means, as they exist anywhere in the world, trade secrets, know-how, inventions, processes, procedures, databases and confidential business information, including, to the extent confidential, concepts, ideas, designs, formulae, formulations, research or development information, techniques, technical information, specifications, operating and maintenance manuals, engineering drawings, methods, technical data, discoveries, modifications, extensions, improvements and other proprietary information and rights (whether or not patentable or subject to copyright, mask work or trade secret protection).

                  "TRADEMARKS" means, as they exist anywhere in the world, trademarks and trademark rights, service marks and service mark rights, service names and service name rights, trade dress, trade names and trade name rights, brand names, designs, logos, slogans or corporate names, whether registered or unregistered, and all registrations and applications for registration thereof and all goodwill related thereto.

                  "TRANSFER TAXES" has the meaning ascribed to it in SECTION
         9.04.

                  "TSX" means the Toronto Stock Exchange.

                  "UNAUDITED FINANCIAL STATEMENT DATE" means September 30, 2005.

                  "UNAUDITED FINANCIAL STATEMENTS" means the Financial Statements for the fiscal quarter of the Company ended September 30, 2005.

                  "VWAP" means the simple arithmetic average of the volume weighted average prices, as calculated for the period beginning at 9:30 a.m. Eastern Standard Time and concluding at 4:00 p.m. EST, for each of the days specified, as reported by Bloomberg Financial LP (using the AES Equity AQR function).


                  (b) CONSTRUCTION OF CERTAIN TERMS AND PHRASES. Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender; (ii) words using the singular or plural number also include the plural or singular number, respectively; (iii) the terms "hereof," "herein," "hereby" and derivative or similar words refer to this entire Agreement; (iv) the terms "Article" or "Section" refer to the specified Article or Section of this Agreement; and (v) the phrases "ordinary course of business" and "ordinary course of business consistent with past practice" refer to the business and practice of the Company or a Subsidiary. Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified. Unless specifically stated otherwise, all accounting terms used herein and not expressly defined herein shall have the meanings given to them under United States GAAP. Unless specifically stated otherwise, all references to "$" refer to United States dollars.

                                   ARTICLE XV

                                  MISCELLANEOUS

15.01 NOTICES. All notices, requests and other communications hereunder must be in writing and will be deemed to have been duly given only if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

                  If to Atrium or Purchaser, to:

                           Atrium Biotechnologies Inc.
                           1405, boul. du Parc-Technologique
                           Quebec, Quebec
                           CANADA  G1P 4P5
                           Attention:  President and Chief Executive Officer

                  with a copy to:

                           Milbank, Tweed, Hadley & McCloy LLP
                           1 Chase Manhattan Plaza
                           New York, NY 10022

                           Facsimile No.:  212-822-5271
                           Attn: Robert M. Finkel

                  If to a Seller, to Sellers' Representative as follows:

                           L. Douglas Lioon
                           c/o HVL Parent Incorporated
                           600 Boyce Road
                           Pittsburgh, PA 15205
                           Facsimile No.:

                  with a copy to:

                           Goodwin Procter LLP
                           Exchange Place
                           Boston, MA  02109
                           Facsimile No.:  617-523-1231
                           Attn:    John R. LeClaire, Esq.
                                    John B. Steele, Esq.

All such notices, requests and other communications will (i) if delivered personally to the address as provided in this SECTION 15.01, be deemed given upon delivery, (ii) if delivered by facsimile transmission to the facsimile number as provided in this SECTION 15.01 , be deemed given upon receipt, and
(iii) if delivered by mail in the manner described above to the address as provided in this SECTION 15.01, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice, request or other communication is to be delivered pursuant to this SECTION 15.01). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other party hereto.

                  15.02 ENTIRE AGREEMENT. This Agreement and the Operative Agreements supersede all prior discussions and agreements between the parties hereto and their Affiliates with respect to the subject matter hereof and thereof, including without limitation (i) the letter of intent between the parties dated August 18, 2005, and (ii) the Confidential Information Agreement between HVL Incorporated and Atrium, and contain the sole and entire agreement between the parties hereto with respect to the subject matter hereof and thereof.

                  15.03 EXPENSES. Except as otherwise expressly provided in this Agreement (including without limitation as provided in SECTION 12.02), whether or not the transactions contemplated hereby are consummated, each party will pay its own costs and expenses (including but not limited to legal fees), and Sellers shall pay the costs and expense of the Company and the Subsidiaries, incurred in connection with the negotiation, execution and Closing of this Agreement and the Operative Agreements and the transactions contemplated hereby and thereby; PROVIDED that the parties agree that the filing fee under the HSR Act shall be paid by the Company.

                  15.04 PUBLIC ANNOUNCEMENTS. Sellers and Purchaser will also obtain the other party's prior approval of any press release to be issued immediately following the Closing announcing the consummation of the transactions contemplated by this Agreement.

                  15.05 CONFIDENTIALITY. Each party hereto will hold, and will use its best efforts to cause its Affiliates and their respective Representatives to hold, in strict confidence from any Person (other than any such Affiliate or Representative or an investor in such party), unless (i) compelled to disclose by judicial or administrative process or by other requirements of Law or (ii) disclosed in an Action or Proceeding brought by a party hereto in pursuit of its rights or in the exercise of its remedies hereunder, all documents and information concerning the other party or any of its Affiliates furnished to it by the other party or such other party's Representatives in connection with this Agreement or the transactions contemplated hereby, except to the extent that such documents or information can be shown to have been (a) previously known by the party receiving such documents or information, (b) in the public domain (either prior to or after the furnishing of such documents or information hereunder) through no fault of such receiving party or (c) later acquired by the receiving party from another source if the receiving party is not aware that such source is under an obligation to another party hereto to keep such documents and information confidential.

                  15.06 WAIVER. Any term or condition of this Agreement may be waived at any time by the party that is entitled to the benefit thereof, but no such waiver shall be effective unless set forth in a written instrument duly executed by or on behalf of the party waiving such term or condition. No waiver by any party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. All remedies, either under this Agreement or by Law or otherwise afforded, will be cumulative and not alternative.

                  15.07 AMENDMENT. This Agreement may be amended, supplemented or modified only by a written instrument duly executed by or on behalf of Atrium, a majority-in-interest of the T.A. Shareholders and a majority-in-interest of the Lioon Shareholders.

                  15.08 NO THIRD PARTY BENEFICIARY. Except as set forth in the next sentences, the terms and provisions of this Agreement are intended solely for the benefit of each party hereto and their respective successors or permitted assigns, and it is not the intention of the parties to confer third-party beneficiary rights upon any other Person. ARTICLE XII and SECTIONS 6.01, 6.02 and 6.03 are intended to be for the benefit of those persons described therein and the provisions contained therein may be enforced by such persons.

                  15.09 NO ASSIGNMENT; BINDING EFFECT. Neither this Agreement nor any right, interest or obligation hereunder may be assigned by any party hereto without the prior written consent of the other party hereto and any attempt to do so will be void, except (a) for assignments and transfers by operation of Law and (b) that Purchaser may assign any or all of its rights, interests and obligations hereunder (including without limitation its rights under ARTICLE XII) to a wholly-owned Subsidiary or a parent company, PROVIDED that any such Subsidiary or parent company agrees in writing to be bound by all of the terms, conditions and provisions contained herein but no such assignment shall relieve Purchaser or Atrium of its obligations hereunder. Subject to the preceding sentence, this Agreement is binding upon, inures to the benefit of and is enforceable by the parties hereto and their respective successors and assigns.

                  15.10 RELEASE BY SELLERS. Effective as of the Closing, each Seller hereby irrevocably waives, releases and discharges the Company and the Subsidiaries from any and all Liabilities and obligations to such Seller of any kind or nature whatsoever, in each case whether absolute or contingent, liquidated or unliquidated, and whether arising under any agreement, or understanding or the articles, bylaws, or other constitutive documents of the Company or the Subsidiaries or otherwise at Law or equity, except as provided in the next sentence. The foregoing waiver, release and discharge shall not apply in respect of any Liability or obligation (x) arising under (i) this Agreement or the Operative Agreements, (ii) any agreement set forth in SECTION 15.10 OF THE DISCLOSURE SCHEDULE or (iii) any agreement entered into after the Closing Date or (y) in respect of any indemnification permitted under SECTION 6.01.

                  15.11 HEADINGS. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

                  15.12 JURISDICTION. Each party hereby irrevocably submits to the non-exclusive jurisdiction of the United States District Court for the Southern District of New York or any court of the State of New York located in the Borough of Manhattan in the City of New York in any action, suit or proceeding arising out of or relating to this Agreement or any of the Operative Agreements or any of the transactions contemplated hereby or thereby, and agrees that any such action, suit or proceeding shall be brought only in such court, PROVIDED, HOWEVER, that such consent to jurisdiction is solely for the purpose referred to in this SECTION 15.12 and shall not be deemed to be a general submission to the jurisdiction of said courts or in the State of New York other than for such purpose. Each party hereby irrevocably waives, to the fullest extent permitted by Law, any objection that it may now or hereafter have to the laying of the venue of any such action, suit or proceeding brought in such a court and any claim that any such action, suit or proceeding brought in such a court has been brought in an inconvenient forum. Process on such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in SECTION 15.01 shall be deemed effective service of process on such party.

                  15.13 INVALID PROVISIONS. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law, and if the rights or obligations of any party hereto under this Agreement will not be materially and adversely affected thereby, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part hereof and (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance herefrom.

                  15.14 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with the Laws of the State of New York applicable to a Contract executed and performed in such State, without giving effect to the conflicts of Laws principles thereof.

                  15.15 COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

                  15.16 SEVERAL OBLIGATIONS. For purposes of this Agreement, (a) to the extent a Liability hereunder arises solely from a breach of a representation, warranty or covenant or the commission of fraud by a particular Seller, the Liability shall be the sole responsibility of such Seller, (b) the respective Liabilities of the T.A. Shareholders and the Lioon Shareholders hereunder with respect to any breach of the representations and warranties in
ARTICLE III and the indemnities in ARTICLE IX and Section 12.01(a)(ii) shall be allocated pro rata based on the relative percentage share of each such Seller as set forth on ANNEX 4 hereto (c) each Lioon Shareholder will be jointly and severally liable for the aggregate amount of the Lioon Shareholders' percentage share as set forth on ANNEX 4 hereto and (d) if any Seller is found liable for any representations, warranties, covenants or indemnities that are not the responsibility of such Seller, then such Seller shall have a right of contribution against each of the other Sellers for their proper share of the liability for such representations, warranties, covenants and indemnities, as determined by the foregoing provisions of this SECTION 15.16.

                  15.17 THE SELLERS' REPRESENTATIVE.

                  (a) Each of the Sellers, by executing and approving this Agreement has appointed, effective as of the date hereof, L. Douglas Lioon, to act as such Seller's representative (the "SELLERS' REPRESENTATIVE") and as such Seller's true and lawful attorney, in such Seller's name, place and stead to act on such Seller's behalf as contemplated by the terms of this Agreement and the Cash Escrow Agreement. With the power of attorney so granted by each Seller to the Sellers' Representative, each Seller has authorized the Sellers' Representative to take any further action which the Sellers' Representative shall consider necessary or desirable in connection with the foregoing, including the execution, delivery and performance of the Cash Escrow Agreement, thereby giving the Sellers' Representative full power and authority to do and perform each and every act and thing whatsoever requisite and necessary to be done in and about the foregoing as fully as such Seller might or could do if personally present, and has ratified and confirmed all that the Sellers' Representative shall lawfully do or cause to be done by virtue thereof. Purchaser and Atrium shall be entitled to rely on any action or inaction of the Sellers' Representative as the action or inaction of the appointing Sellers, any notice from any such Seller to Purchaser shall be delivered to Purchaser solely by the Sellers' Representative, and Purchaser shall be entitled to deliver all notices to any of the Sellers solely to the Sellers' Representative. Without limiting the generality of the foregoing, the Sellers' Representative shall have the full power and authority to interpret all the terms and provisions of this Agreement and the Cash Escrow Agreement and to consent to any amendment hereof or thereof in its capacity as Sellers' Representative.

                  (b) AUTHORIZATION. Each Seller hereby authorizes the Sellers' Representative to:

                  (i) Receive all notices or documents given or to be given to Sellers' Representative pursuant hereto or to the Cash Escrow Agreement or in connection herewith or therewith and to receive and accept services of legal process in connection with any suit or proceeding arising under this Agreement or the Cash Escrow Agreement;

                  (ii) Engage counsel, and such accountants and other advisors and incur such other expenses in connection with this Agreement or the Cash Escrow Agreement and the transactions contemplated hereby or thereby as the Sellers' Representative may in its sole discretion deem appropriate;

                  (iii) Take such action as the Sellers' Representative may in its sole discretion deem appropriate in respect of: (A) taking such other action as the Sellers' Representative is authorized to take under this Agreement or the Cash Escrow Agreement; (B) receiving all documents or certificates and making all determinations, in its capacity as Sellers' Representative, required under this Agreement or the Cash Escrow Agreement; and (C) all such actions as may be necessary to carry out any of the transactions contemplated by this Agreement and the Cash Escrow Agreement, including, without limitation, the defense and/or settlement of any claims for which indemnification is sought pursuant to Article IX or XII of this Agreement and any waiver of any obligation of Atrium, Purchaser or the Company.

                  (c) INDEMNIFICATION OF SELLERS' REPRESENTATIVE. The Sellers' Representative shall be indemnified by Sellers for and shall be held harmless by Sellers against any loss, liability or expense incurred by the Sellers' Representative or any of its Affiliates and any of their respective partners, directors, officers, employees, agents, stockholders, consultants, attorneys, accountants, advisors, brokers, representatives or controlling persons, in each case relating to the Sellers' Representative's conduct as Sellers' Representative, other than losses, liabilities or expenses resulting from the Sellers' Representative's gross negligence or willful misconduct in connection with its performance under this Agreement and the Cash Escrow Agreement. This indemnification shall survive the Closing. The Sellers' Representative may, in all questions arising under this Agreement, rely on the advice of counsel and for anything done, omitted or suffered in good faith by the Sellers' Representative in accordance with such advice, the Sellers' Representative shall not be liable to the Sellers or the Escrow Agent or any other person. In no event shall the Sellers' Representative be liable hereunder or in connection herewith for (i) any indirect, punitive, special or consequential damages or
(ii) any amounts other than those that are satisfied out of the Escrow Fund.

                  (d) ACCESS TO INFORMATION. The Sellers' Representative shall have reasonable access to information of and concerning any claim for indemnification and which is in the possession, custody or control of Atrium, Purchaser or the Company and the reasonable assistance of the officers and employees of Atrium, Purchaser and the Company for purposes of performing the Sellers' Representative duties under this Agreement or the Cash Escrow Agreement and exercising its rights under this Agreement and the Cash Escrow Agreement, including for the purpose of evaluating any claim for indemnification against the Escrow Fund by a Purchaser Indemnified Party; PROVIDED that the Sellers' Representative shall treat confidentially and not, except in connection with enforcing its rights under this Agreement and the Cash Escrow Agreement, disclose any nonpublic information from or concerning any claim for indemnification to anyone (except to the Sellers' Representative's attorneys, accountants or other advisers, to Sellers and on a need-to-know basis to other individuals who agree to keep such information confidential).

                  (e) REASONABLE RELIANCE. In the performance of its duties hereunder, the Sellers' Representative shall be entitled to (i) rely upon any document or instrument reasonably believed to be genuine, accurate as to content and signed by any Sellers or any party hereunder and (ii) assume that any Person purporting to give any notice in accordance with the provisions hereof has been duly authorized to do so.

                  (f) ORDERS. The Sellers' Representative is authorized, in its sole discretion, to comply with final, nonappealable orders or decisions issued or process entered by any court of competent jurisdiction or arbitrator with respect to the Escrow Fund. If any portion of the Escrow Fund is disbursed to the Sellers' Representative and is at any time attached, garnished or levied upon under any court order, or in case the payment, assignment, transfer, conveyance or delivery of any such property shall be stayed or enjoined by any court order, or in case any order, judgment or decree shall be made or entered by any court affecting such property or any part thereof, then and in any such event, the Sellers' Representative is authorized, in its sole discretion, but in good faith, to rely upon and comply with any such order, writ, judgment or decree which it is advised by legal counsel selected by it is binding upon it without the need for appeal or other action; and if the Sellers' Representative complies with any such order, writ, judgment or decree, he shall not be liable to any Sellers by reason of such compliance even though such order, writ, judgment or decree may be subsequently reversed, modified, annulled set aside or vacated.

                  (g) REMOVAL OF SELLERS' REPRESENTATIVE; AUTHORITY OF SELLERS' REPRESENTATIVE. A majority in interest of the Sellers shall have the right at any time to remove the then-acting Sellers' Representative to appoint a successor Sellers' Representative; provided, however, that neither such removal of the then acting Sellers' Representative nor such appointment of a successor Sellers' Representative shall be effective until the delivery to the Escrow Agent of executed counterparts of a writing signed by such Sellers with respect to such removal and appointment, together with an acknowledgement signed by the successor Sellers' Representative appointed in such writing that he, she or it accepts the responsibility of successor Sellers' Representative and agrees to perform and be bound by all of the provisions of this Agreement applicable to the Sellers' Representative. For all purposes hereunder, a majority in interest of the Sellers shall be determined on the basis of each Seller's Percentage Share as set forth on ANNEX 5 attached hereto. Each successor Sellers' Representative shall have all of the power, authority, rights and privileges conferred by this Agreement upon the original Sellers' Representative, and the term "Sellers' Representative" as used herein and in the Cash Escrow Agreement shall be deemed to include any interim or successor Sellers' Representative.

                  (h) IRREVOCABLE APPOINTMENT. Subject to SECTION 15.17(g), the appointment of the Sellers' Representative hereunder is irrevocable and any action taken by the Sellers' Representative pursuant to the authority granted in this SECTION 15.17 shall be effective and absolutely binding as the action of the Sellers' Representative under this Agreement or the Cash Escrow Agreement.

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.


                                   ATRIUM BIOTECH HOLDCO, INC.


                                   By:   [SIGNATURE]
                                         _______________________________________
                                         Name: LUC DUPONT
                                         Title:



                                   ATRIUM BIOTECHNOLOGIES INC.


                                   By:   [SIGNATURE]
                                         _______________________________________
                                         Name: LUC DUPONT
                                         Title:



                                   HVL PARENT INCORPORATED


                                   By:   _______________________________________
                                         Name:
                                         Title:

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.


                                   ATRIUM BIOTECH HOLDCO, INC.


                                   By:   _______________________________________
                                         Name:
                                         Title:



                                   ATRIUM BIOTECHNOLOGIES INC.


                                   By:   _______________________________________
                                         Name:
                                         Title:



                                   HVL PARENT INCORPORATED


                                   By:   [SIGNATURE]
                                         _______________________________________
                                         Name:
                                         Title:

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                    SELLER:

                                    TA/ADVENT VIII L.P.

                                    By: TA Associates VIII L.P.
                                    its:  General Partner

                                    By: TA Associates, Inc.
                                    Its:  General Partner

                                   By:   [SIGNATURE]
                                         _______________________________________
                                          Name:
                                          Title:



                                    ADVENT ATLANTIC AND PACIFIC III L.P.

                                    By:   TA Associates AAP III Partners
                                    its:  General Partner

                                    By: TA Associates, Inc.
                                    Its:  General Partner

                                   By:   [SIGNATURE]
                                         _______________________________________
                                          Name:
                                          Title:



                                    TA VENTURE INVESTORS LIMITED PARTNERSHIP



                                   By:   [SIGNATURE]
                                         _______________________________________
                                          Name:
                                          Title:

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                     SELLER:


                                     ___________________________________________
                                     L. DOUGLAS LIOON





                                     MALLIOUHANNA ASSOCIATES LIMITED PARTNERSHIP



                                     By:   _____________________________________
                                           Name:
                                           Title:



                                     SAMUEL L. LIOON AND JACQUELINE R.
                                     LIOON, JOINTLY



                                     By:   [SIGNATURE]
                                           _____________________________________
                                           Name:  SAMUEL L. LIOON



                                     By:   [SIGNATURE]
                                           _____________________________________
                                           Name:  JACQUELINE R. LIOON

          IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                     SELLER:



                                     [SIGNATURE]
                                     ___________________________________________
                                     JEFFREY D. LIOON






                                     JEFFREY D. LIOON REVOCABLE TRUST

                                     By:   [SIGNATURE]
                                           _____________________________________
                                           Name:
                                           Title:





                                     LEXINGTON DRIVE ASSOCIATES LIMITED
                                     PARTNERSHIP



                                     By:   [SIGNATURE]
                                           _____________________________________
                                           Name:
                                           Title:

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                      SELLER:



                                      [SIGNATURE]
                                      __________________________________________
                                      JOHN A. STALEY, IV





                                      STALEY CAPITAL PARTNERS



                                      By:   [SIGNATURE]
                                           _____________________________________
                                           Name: JOHN A. STALEY, IV
                                           Title:

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                  SELLER:

                                  DB SECURITIES, INC. CUST FBO
[STAMP]                           MAURA CONNOLLY



                                  By:   [SIGNATURE]
                                        ________________________________________
                                        Name: CHRIS HARVEY
                                        Title: POWER OF ATTORNEY
                                               DEUTSCHE BANK SECURITIES INC.





                                  ______________________________________________
                                  HOWARD A. CUBELL





                                  ______________________________________________
                                  RICHARD E. FLOOR





                                  ______________________________________________
                                  JOHN R. LECLAIRE





                                  ______________________________________________
                                  PATRICK G. LEPORE

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.

                                  SELLER:

                                  DB SECURITIES, INC. CUST FBO MAURA
                                  CONNOLLY



                                  By: ________________________________________
                                      Name:  Chris Harvey
                                      Title:




                                  [SIGNATURE]
                                  ______________________________________________
                                  HOWARD A. CUBELL





                                  ______________________________________________
                                  RICHARD E. FLOOR





                                  ______________________________________________
                                  JOHN R. LECLAIRE





                                  ______________________________________________
                                  PATRICK G. LEPORE

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.


                                  SELLER:

                                  ALEX BROWN & SONS, INC. CUST FBO
                                  MAURA CONNOLLY



                                  By: ________________________________________
                                      Name:
                                      Title:




                                  ______________________________________________
                                  HOWARD A. CUBELL




                                  [SIGNATURE]
                                  ______________________________________________
                                  RICHARD E. FLOOR





                                  ______________________________________________
                                  JOHN R. LECLAIRE





                                  ______________________________________________
                                  PATRICK G. LEPORE

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.


                                  SELLER:

                                  DB SECURITIES, INC. CUST FBA
                                  MAURA CONNOLLY



                                  By: ________________________________________
                                      Name: CHRIS HARVEY
                                      Title:




                                  ______________________________________________
                                  HOWARD A. CUBELL





                                  ______________________________________________
                                  RICHARD E. FLOOR





                                  [SIGNATURE]
                                  ______________________________________________
                                  JOHN R. LECLAIRE





                                  ______________________________________________
                                  PATRICK G. LEPORE

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.


                                  SELLER:

                                  ALEX BROWN & SONS, INC. CUST FBO
                                  MAURA CONNOLLY



                                  By: ________________________________________
                                      Name:
                                      Title:




                                  ______________________________________________
                                  HOWARD A. CUBELL





                                  ______________________________________________
                                  RICHARD E. FLOOR





                                  ______________________________________________
                                  JOHN R. LECLAIRE





                                  [SIGNATURE]
                                  ______________________________________________
                                  PATRICK G. LEPORE

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.




                                         [SIGNATURE]
                                         _______________________________________
                                         WARREN F. MELAMED







                                         _______________________________________
                                         MARIAN A. TSE







                                         _______________________________________
                                         NAEEM A. SHAIKH







                                         _______________________________________
                                         ANTHONY WASSON







                                         _______________________________________
                                         TIM MONK

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.




                                         _______________________________________
                                         WARREN F. MELAMED






                                         [SIGNATURE]
                                         _______________________________________
                                         MARIAN A. TSE







                                         _______________________________________
                                         NAEEM A. SHAIKH







                                         _______________________________________
                                         ANTHONY WASSON







                                         _______________________________________
                                         TIM MONK

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.




                                         _______________________________________
                                         WARREN F. MELAMED






                                         _______________________________________
                                         MARIAN A. TSE







                                         [SIGNATURE]
                                         _______________________________________
                                         NAEEM A. SHAIKH







                                         _______________________________________
                                         ANTHONY WASSON







                                         _______________________________________
                                         TIM MONK

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.




                                         _______________________________________
                                         WARREN F. MELAMED






                                         _______________________________________
                                         MARIAN A. TSE







                                         _______________________________________
                                         NAEEM A. SHAIKH






                                         [SIGNATURE]
                                         _______________________________________
                                         ANTHONY WASSON







                                         _______________________________________
                                         TIM MONK

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.




                                         _______________________________________
                                         WARREN F. MELAMED






                                         [SIGNATURE]
                                         _______________________________________
                                         MARIAN A. TSE







                                         _______________________________________
                                         NAEEM A. SHAIKH







                                         _______________________________________
                                         ANTHONY WASSON







                                         [SIGNATURE]
                                         _______________________________________
                                         TIM MONK

                                         [SIGNATURE]
                                         _______________________________________
                                         GEORGE PORTER







                                         [SIGNATURE]
                                         _______________________________________
                                         JENNIFER RASPANTI

         IN WITNESS WHEREOF, this Agreement has been duly executed and delivered by the duly authorized officer of each party hereto as of the date first above written.


                                         SELLER




                                         [SIGNATURE]
                                         _______________________________________
                                         L. DOUGLAS LIOON




                                         MALLIOUHANNA ASSOCIATES LIMITED
                                         PARTNERSHIP





                                         By: [SIGNATURE]
                                             ___________________________________
                                             Name:
                                             Title:




                                         SAMUEL L. LIOON AND JACQUELINE R.
                                         LIOON JOINTLY





                                         By: ___________________________________
                                             Name: SAMUEL L. LIOON





                                         By: ___________________________________
                                             Name: JACQUELINE R. LIOON

                                    SIGNATURE


             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               AETERNA ZENTARIS INC.


DATE:  APRIL 28, 2006                          By:  /s/ Mario Paradis
                                                    ----------------------------
                                                    Mario Paradis
                                                    Senior Finance Director and
                                                    Corporate Secretary